Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VirZOOM, Inc.
56 JFK Street
Cambridge, MA 02138
virzoom.com

Up to $911,955.66 in Series A-5 Preferred Stock at $0.49
Minimum Target Amount: $9,999.92

Company:

Company: VirZOOM, Inc.
Address: 56 JFK Street, Cambridge, MA 02138
State of Incorporation: DE
Date Incorporated: February 13, 2015

Terms:

Equity

Offering Minimum: $9,999.92 | 20,408 shares of Series A-5 Preferred Stock
Offering Maximum: $911,955.66 | 1,861,134 shares of Series A-5 Preferred Stock
Type of Security Offered: Series A-5 Preferred Stock
Purchase Price of Security Offered: $0.49
Minimum Investment Amount (per investor): $249.90

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks & Incentives

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in VirZoom you are eligible for additional bonus shares.

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive 5% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 3% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 2% bonus shares.

Amount-Based

$500+ | Bronze Tier

Invest $500+ and receive 1% bonus shares.

$1,000+ |Silver Tier

Invest $1,000+ and receive 2% bonus shares.

$2,500+ | Gold Tier

Invest $2,500+ and receive an exclusive VirZoom hoodie and 3% bonus shares.

$5,000+ | Platinum Tier

Invest $5,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZooms next title, and 4% bonus shares.

$10,000+ | Diamond Tier

Invest $10,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZoom's next title, a 30-minute call with CEO/Founder Eric Janszen, and 5% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

VirZOOM, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-5 Preferred Stock at $0.49/share, you will receive 110 shares of Series A-5 Preferred Stock, meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VirZOOM is a patent-based Virtual Reality Exercise Game platform that combines fun, fitness, and Metaverse exploration all in one. Our elite ensemble of game designers and developers has shipped three generations of products since 2016. Our current subscription-based app has nearly 6k subscribers and over 740k installs on Meta Quest. Now we're developing our 4th gen products to reach a customer audience many times larger.

Our patent "Virtual Reality Exercise Game" (US20160300390) granted in 2019 enables the development of VR games in which the player uses body motion to locomote their avatar freely and continuously through virtual worlds in ways that result in excercise and also minimize locomotion discomfort. This makes it possible to develop VR games that are similar in function to sports in the real world.

As described in greater detail in the specification below, the patent application for the new VR motion controls deliver similar VR game design benefits as the granted patent. The specification describes a process for allowing VR users to locomote seemlessly and accurately through virtual worlds using their body position in the real world with minimal locomotion discomfort.

VirZOOM, Inc. was organized as a C-corporation on February 13, 2015 under the laws of Delaware.

41438-0010P01_specification 08-30-2022: This disclosure describes, among other features, processes for intuitive virtual reality (VR) movement based on user positioning in combination with a dynamic graphical display. A VR device's displacement from a reference position is used to determine a velocity of a reference frame in a VR environment, correspondingly moving a perspective of the user in the VR environment. A graphical indicator tracks the perspective to remain presented (e.g., always, normally, etc.) to the user during navigation in the VR environment; the graphical indicator adapting dynamically to both VR device positioning and device orientation. Because the user has constant visual exposure to the graphical indicator, the user is provided with a more intuitive VR experience and can move more accurately and seamlessly in the VR environment. Moreover, the graphical indicator provides the user with a mental linkage between the VR environment and the user's real-world state, helping to reduce VR sickness.

Competitors and Industry

VirZOOM competes with other VR games and apps in the fitness segment of the VR industry. These fall into one of two categories: 1) VR fitness apps like SuperNatural, FitXR, and Liteboxer that are designed to give users a structured workout, and 2) VR games like Beatsaber and Pistol Whip that are designed as games that by being played cause users to move in ways that result in exercise, so-called "exercise by accident" games. VirZOOM has created a third category, the VR Exercise Game and holds a patent by the same name. The VR Exercise Game integrates physical activity and game play in a way that delivers exercise benefits from game play that is similar to real world sports. The most critical design factor for VR Exercise Games is the player's ability to use their body motion and position for free and continuous motion through VR worlds.

Current Stage and Roadmap

VirZOOM's team has developed VR exercise apps and games based on proprietary technology since early 2015, and shipped commercially since June 2016. Collectively, our work encompasses over 162 years of game design and over 40 years of VR development, building a number of best-selling products including Guitar Hero ($1B rev), Rock Band ($2B rev), and Dance Central ($50M rev). Our currently shipping 3rd generation product is VZfit. We are developing our 4th generation of Virtual Reality Exercise Games based on new technology and recently launched our first test versions on Meta's Apps Lab store. Our new generation products can bring the benefits of our proprietary technology to a market many times larger than our previous generation products.

The Team

Officers and Directors

Name: Eric Janszen

Eric Janszen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO
  Dates of Service: April, 2015 - Present
  Responsibilities: Oversight of all company functions, fundraising, and investor relations.

- **Position:** Founder & President
  Dates of Service: March, 2015 - Present
  Responsibilities: Responsible for providing strategic direction and leadership for the organization: - Developing and implementing strategic plans to drive business growth and profitability - Overseeing all aspects of the company's operations, including finance, sales, marketing, and product development - Building and managing relationships with clients,

partners, and other stakeholders - Identifying and pursuing new business opportunities and partnerships - Leading and managing the company's executive team - Raising capital and managing investor relationships - Ensuring that the company is compliant with all relevant laws and regulations - Communicating the company's vision, goals, and progress to internal and external stakeholders - Representing the company at industry events and conferences

Other business experience in the past three years:

- **Employer:** mKues
  Title: Executive Chairman
  Dates of Service: January, 2015 - Present
  Responsibilities: Executive Chairman

Other business experience in the past three years:

- **Employer:** MassArt Foundation, Inc
  Title: Committee Member
  Dates of Service: January, 2010 - Present
  Responsibilities: Voting member of MassArt Foundation Advisory Committee of Board of Directors

Other business experience in the past three years:

- **Employer:** Twin Focus Capital Partners
  Title: Economic Analyst
  Dates of Service: January, 2010 - Present
  Responsibilities: Economic Analyst

Name: Michael W.G. Fix

Michael W.G. Fix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Investor, Advisor
  Dates of Service: October, 2021 - Present
  Responsibilities: Michael does not currently receive salary compensation for this role. Michael receives Equity: 2.797% Common, 1% Fully diluted.

Name: Jason Warburg

Jason Warburg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: June, 2019 - Present
  Responsibilities: Leading the product development and management strategy

Name: Robert Collins

Robert Collins 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: June, 2019 - Present
  Responsibilities: Responsible for sales, marketing, and customer service, community development, social media, PR, and branding.

Other business experience in the past three years:

- **Employer:** Boston Laser - Boston Eye Group
  Title: Director of Operations
  Dates of Service: August, 2012 - February, 2021
  Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Other business experience in the past three years:

- **Employer:** Boston Laser - Boston Eye Group
  Title: Director of Operations
  Dates of Service: August, 2012 - May, 2021
  Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Name: Eric Malafeew

Eric Malafeew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CTO
  Dates of Service: March, 2015 - Present
  Responsibilities: Assess technology options for products and recommend optimal technologies to achieve product development goals. $180,000/year, Restricted stock 12%, Series Seed 0.82%, total 3.46% fully diluted

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series A Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series A Preferred shares in the amount of up to $1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current VR applications rely on a new kind of computing platform, the Virtual Reality head mounted display (HMD). HMDs have shipped commercially for only seven years, starting in 2016. The company's growth is largely dependent on continuous investment by VR product makers to reduce product prices and improve functionality in order to increase the rate of consumer adoption. Our revenues are therefore dependent upon this continued investment by VR makers to grow the VR market .

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage for our new VR apps and games based on our novel new VR motion controls, in cooperation with a major VR platform maker. We have only developed prototypes for our games, to be marketed initially as a proof-of-concept app called Motion Lab on the VR content store Apps Lab. Delays or cost overruns in the development of Motion Lab and failure of the product to meet design goals may be caused by, among other things, unanticipated technological hurdles, difficulties in securing needed development resources, changes in priorities by the VR platform maker that is supporting the project. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series A Preferred shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our new products will address a far larger available Meta Quest user market than our current products. Previously our addressable market was constrained to Quest users with both a Quest headset and a stationary bike, estimated at 1% of Quest users. Our growth projections for our new products are based on an assumption that the available market for our new products will be many times larger, as our new products will be accessible to 100% of Quest users. However, there is no guarantee that our new apps and games will deliver substantially similar unit economics as our previous products. The new products may exhibit a low conversion rate, high churn rate, low retention rate, and other factors that limit revenue. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in competing effectively against us, even with substantially inferior products than those developed by us. There can be no assurance that competitors will not develop technology or products that are preferred to ours. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market of VR Fitness consumers, we do compete against all other non-VR fitness solutions. Our business growth depends on the market interest in the VR Fitness over other fitness solutions.

We are an early stage company and have not yet generated any profits

VirZOOM, Inc. was formed on February 13, 2015. While the Company has over the following seven years accumulated significant VR technology, market and customer knowledge, the Company has also had to make significant product, pricing, and sales channel adaptations as the VR industry evolved. Our current and proposed operations are subject to all business risks associated with a new enterprise operating in a new and rapidly evolving industry. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VirZOOM, Inc. has incurred a net loss and has generated less than $3M in revenue since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VR Exercise Games are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns one granted patent, one provisional patent, one trademark, three Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. To date, competitors have respected our IP rights and avoided infringement on our granted patent. However, due to the value, competitors may at some point in the future attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

In addition to a patent granted in 2019, the company filed a related patent in 2022. While the new provisional patent includes some elements of the previously granted patent, and every reasonable measure was taken to determine the novelty of the invention, there is no guarantee that the patent application will be approved and a patent granted. The invention may be invalidated by prior art or competitors may invent alternative methods to achieve similar results.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Single Vendor Risk

VirZOOM software products are today only available on the Meta Quest VR platform. The Virtual Reality Industry is dominated by Virtual Reality Labs, a division of Meta Platforms, formerly Facebook that produces the Meta Quest and manages the Quest games and apps content store. Meta products are reportedly approximately 80% VR headset installed base as of 2021, with other players like HTC, Miro (Bytedance), and Sony PSVR making up the other 20%. Major consumer technology products industry players like Apple, Samsung, and Tencent have announced plans to enter the VR market with new products in 2023, and VirZOOM's products can be ported to these new VR platforms to expand sales. However, there is no guarantee that these players will follow through on their announced plans, or that they will invest in marketing and content ecosystem development at a level needed to compete successfully with Meta Platforms. Until then, VirZOOM is dependent on Meta Platform's continued investment in Meta Reality Labs and VirZOOM's ability to generate revenue from Meta Quest store sales.

Product Developemnt

The company is engaged with a major VR industry player to provide product development funds for two development projects, one to extend VZfit for future Meta Quest products and another to develop new VR titles based on the company's new patent-pending VR motion controls. The company may not receive either grant.

We are competing against non-VR based exercise and fitness solutions

Although we are a unique company that caters to a select market within the VR fitness and exercise segment, we do compete against non-VR solutions which may be preferred by consumers. Our business growth depends on the market acceptance of VR-based fitness and exercise solutions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Candy & Eric Janszen	3,070,200	Common Stock	
Candy & Eric Janszen	1,564,725	Series Seed 1 Preferred Stock	10.01%
Candy & Eric Janszen	2,038,697	Series Seed 2 Preferred Stock	
Candy & Eric Janszen	527,269	Series A-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, VirZOOM 2022 Convertible Note, and 2023 Line of Credit Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,861,134 of Series A-5 Preferred Stock.

Common Stock

The amount of security authorized is 100,141,196 with a total of 24,583,609 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 4,279,600 shares to be issued pursuant to stock options, reserved but unissued. "

The total amount outstanding includes 12,900,000 shares to be issued pursuant to stock options issued.

Series Seed 1 Preferred Stock

The amount of security authorized is 35,307,476 with a total of 35,307,476 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total amount outstanding includes 3,106,135 of shares to be issued pursuant to outstanding warrants.

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 2 Preferred Stock

The amount of security authorized is 12,311,249 with a total of 12,311,249 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

Dividend Rights

Holders of Series Seed 2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 2 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 3 Preferred Stock

The amount of security authorized is 5,220,444 with a total of 5,220,444 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total amount outstanding includes 1,044,078 of shares to be issued pursuant to outstanding warrants.

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 2,192,493 with a total of 2,192,493 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-2 Preferred Stock

The amount of security authorized is 5,245,667 with a total of 5,231,236 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-2 shares have certain dilution protections. See Exhibit F for complete information.

Series A-3 Preferred Stock

The amount of security authorized is 2,788,056 with a total of 2,788,056 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-3 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-3 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-3 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-3 shares have certain dilution protections. See Exhibit F for complete information.

Series A-4 Preferred Stock

The amount of security authorized is 2,348,618 with a total of 2,341,618 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-4 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-4 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-4 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-4 shares have certain dilution protections. See Exhibit F for complete information.

Series A-5 Preferred Stock

The amount of security authorized is 10,505,292 with a total of 3,409,464 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-5 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-5 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-5 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-5 shares have certain dilution protections. See Exhibit F for complete information.

VirZOOM 2022 Convertible Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the VirZOOM 2022 Convertible Note are outlined below:

Amount outstanding: $806,000.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 60.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

$56,000 Interest calculated as of February 28, 2023.

<u>Automatic Conversion.</u>

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is twelve million dollars ($12,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

2023 Line of Credit Convertible Promissory Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the 2023 Line of Credit Convertible Promissory Note are outlined below:

Amount outstanding: $95,400.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 60.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

$4,400 Interest calculated as of February 28, 2023.

The Holder agrees to make advances of principal to the Company (each an "Advance") in the amount of $10,000 on the Effective Date and in the amount of $5,000, within seven (7) days of a written request by the Company, provided, however, any requested Advance will not, when added to the outstanding principal balance of all previous Advances, exceed the Credit Limit. Requests for Advances shall be made in writing, delivered to the Holder, by the Company's Chief Executive Officer or Chief Financial Officer.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price (as defined below) or (y) forty percent (40%) of the per share price of equity securities sold in the Subsequent Qualified Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity

Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into equity securities of the Company in connection with the closing of a sale of equity securities in connection with any equity financing of the Company after the Effective Date that is not a Subsequent Qualified Financing ("Other Financing"), if, and only if, this Note is outstanding at the time of the closing of such Other Financing and such Other Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.2(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Other Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of equity securities sold in the Other Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $670,000.00
  Use of proceeds: Bridge Round to Series A1 StartEngine (VZfit 2.0 dev, VZfit 3.0 grant prep materials, motion controls dev and patent filing, Motion Lab grant prep materials)
  Date: August 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A Preferred
  Type of security sold: Equity
  Final amount sold: $1,410,602.00
  Number of Securities Sold: 1,822,824
  Use of proceeds: VZfit 1.0 dev for Quest store listing and marketing

Date: October 15, 2021
Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $502,906.00
  Use of proceeds: VZfit dev and marketing
  Date: September 08, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $276,745.00
  Use of proceeds: Ongoing VZfit dev and marketing
  Date: April 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $750,000.00
  Use of proceeds: Working Capital
  Date: February 14, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $496,629, 8% higher than fiscal year 2021 revenue of $459,757. Revenue growth was driven by increases in Meta Quest store sales.

Cost of sales

Cost of sales in 2022 was $174,270 on revenues of $496,629 as compared to $114,302 on revenues of $459,757 in 2021. The increase is due to the fact that a larger proportion of sales were conducted through the Meta Quest store, which charges a 30% store listing fee versus being sold directly via Stripe, which charges a lower transaction fee. In 2021, a larger proportion of sales were made directly at the lower fee.

Gross margins

Gross margins decreased from 75% in 2021 to 65% in 2022. This decrease resulted from the higher proportion of Meta Quest store sales to which a 30% store fee was applied.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses.

Expenses in 2021 totaled $2,003,695, of which $1,342,314 was salaries, benefits & payroll taxes; $382,005 legal and professional services; and $153,613 marketing and promotion.

Expenses in 2023 totaled $2,034,103, essentially flat as compared to 2021, with $1,857,045 in Administrative expenses and $177,057 in Sales and Marketing expenses.

Historical results and cash flows:

The Company is preparing to enter a new growth stage and will experience a significant increase in revenue from sales of 4th generation VR Exercise Game products in development for release in 2023 that employ the company's new Body-Active VR Controls. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the new apps and games can achieve similar unit economics as current products but reach a significantly larger customer audience. Previously cash was primarily generated through sales of apps and games to the relatively small consumer audience of Meta Quest users with Quest store accounts who owned both a Meta Quest headset and also fitness equipment to use the exercise apps. Cash has also been generated from sales of equity and debt securities.

In 2023, the Company is developing a new game based on newly invented motion controls that deliver the exercise benefits of previous games but without the need for additional fitness equipment. Test versions of this new game have been developed and listed as MotionLabs on the Meta Quest App Lab store. We estimate this headset-only market approximately 100 times larger than the equipment-dependent market.

The budget for development of this new game fits within the $1.7M in funding from this raise, with additional room for unexpected contingencies.

Further, the company has received approval for $375,000 in non-dilutive grant funding from a major VR industry player to fund development of a new version of our currently shipping VZfit product, which new product version incorporates our new novel motion controls. The grant contract has an effective date of April 11, 2023. However, execution of the contract is as of April 26 awaiting the completion of an administrative process to unblock final execution of the agreement.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 26, 2023 the Company has capital resources available in the form of $92,000 cash on hand, a minimum of $30,000 in monthly income from sales of VZfit on the Meta Quest store, a $150,000 line of credit that can be activated with 2023 Note LOC holders, and $375,000 in approved non-dilutive grant funding pending final agreement execution.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to finance company operations, including the development of the first Body-Active VR Controls game. The Company has received approval from a major VR industry player for a $375k in non-dilutive grant funding to update our currently shipping VZfit 3.0 for a next generation VR headset. This funding is scheduled to arrive in monthly milestone payments averaging $75,000 from May to October 2023, which will cover approximately 68% of our overall headcount expenses over the six-month period of the project, and reduces the amount of funds raised from the campaign to finance development of all products, including New Game X, in 2023 by approximately 30%.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, including $375,000 in grant funding, approximately 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, and 23% from income from sales of our existing product VZfit and New Game X.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, and does not receive either development grant or funds from other sources, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $110,000 for expenses related to Payroll 66.70%, R&D Services 7.40%, Accounting & Legal Services 6.30%, Marketing 3.70%, and Operations 15.90%.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on an anticipated monthly burn rate of $150,000 for expenses related to Payroll 59.50%, R&D Services 16.20%, Accounting & Legal Services 6.30%, Marketing 8.10%, and Operations 11.60%..

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is in the process of securing $375,000 non-dilutive grant funding, with first payments expected in May 2023, and has contemplated additional future sources of capital including a $150,000 private line of credit available to accredited investors. If funds raised through this campaign are insufficient to fund our business plan, we may pursue a concurrent RegD Convertible Note offering.

Indebtedness

- **Creditor:** Michael Keplinger
  Amount Owed: $54,798.27
  Interest Rate: 20.0%

Maturity Date: December 31, 2023

- **Creditor:** Raj Pisupati
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2023

- **Creditor:** Accredited Investors
  Amount Owed: $806,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  2022 Note converts to equity at a the greater of a 40% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. $56,000 interest calculated as of February 28, 2023.

- **Creditor:** Accredited Investors
  Amount Owed: $95,400.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  2022 Note converts to equity at a the greater of a 40% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Note is structured as a $25k Line of Credit (LOC) with a $10K initial draw. A total of 10 $25k LOC Notes have been authorized by the board and shareholders. Interest calculated February 28, 2023.

- **Creditor:** Eric Janszen
  Amount Owed: $891,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025
  The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $891,000 as of 12/31/22. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

- **Creditor:** Eric Malafeew
  Amount Owed: $3,141.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025
  Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022

Related Party Transactions

- **Name of Entity:** Eric Janszen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017.
  Material Terms: The balance of executive compensation due to Eric Janszen totaled $891,000 as of Dec 31, 2022. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

- **Name of Entity:** Eric Malafeew

Relationship to Company: Officer
Nature / amount of interest in the transaction: Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022
Material Terms: $3,141

Valuation

Pre-Money Valuation: $45,758,966.05

Valuation Details:

Market Growth & Trends

VirZOOM operates within the B2C Gaming segment of the Virtual Reality industry. B2C VR Gaming revenue grew from $320M in 2019 to $1.9B in 2022, and is estimated to reach $4.6B by 2027.*

Comparable Competitor Companies

VirZOOM does not have direct competitors. Its core patent has so far prevented other companies in the VR Fitness and Exercise segment from developing directly competitive VR Exercise Game products. As such, the company is establishing a new category of gaming. Nordictrack is an example of a company that attempted to create a product that competed with the company but was unsuccessful because the methods they developed to avoid infringing on the company's VR motion patent resulted in a product that was rejected by consumers. Their VR motion controls work-around produced locomotion sickness and the product was withdrawn from the market.

Within the exercise-related VR apps and games segment of the VR industry, the company competes indirectly with VR Fitness app and gaming companies like Within and FitXR in the VR Fitness and so-called "exercise by accident" companies like Beat Games. The company makes a different kind of exercise-related VR product, the VR Exercise Game and the technology it employs to make them goes under the same name, VR Exercise Game.

VirZOOM, unlike Within and all other developers in the VR Fitness and Exercise segment of VR Gaming, is a technology-centric game developer. Product revenues generated to date result from sales of VR Exercise Games that employ our patented technology, both through direct sales and through various VR content stores like Steam, Sony Playstation and the Meta Quest Store.

We are currently shipping our 3rd generation VR Exercise Game product VZfit and plan to use funds from this campaign to finance the development of our 4th generation products, which we believe to be our first scalable, commercial products. The broad applicability of our 4th generation VR Exercise Games based on our Body-Active VR Controls is intended to enable the company to enter its scaling phase. Once fully capitalized the company expects to monetize its VR Exercise Game patent, recently filed Body-Active VR Controls patent, trade secrets, and customer knowledge to achieve significant scale, and maintain leadership in the new segment of VR Exercise Games that it can protect with granted patents and trade secrets developed over a period of seven years since the company's first commercial products shipped.

The Value of the Company's Assets

VirZOOM is the only VR gaming company we are aware of that uses patented and patent pending VR motion technologies in game development, specifically to motivate consumers to get the regular exercise they know they need but otherwise lack the motivation to get. These give the company an IP protected advantage with respect to developing VR games that address one of if not the largest problems in the VR gaming industry, moving continuously through VR worlds in ways that are similar to the physical world without inducing locomotion discomfort. The free movement qualities of games that we can create using our "VR Exercise Game" patent is branded with our registered trademark tagline, "Virtual Reality that Moves You®".

Management's Prior Achievements & Success

The development team is composed of game programmers, designers, and artists who previously worked together on major successful titles like Guitar Hero ($1B rev), Rock Band ($2B rev), and Dance Central ($50M) before joining VirZOOM. Their experience is directly relevant to the company's unique types of VR Exercise Games. Past experience developing a new kind of game consisting of a specialized game controller (guitar) and games for it prepared the team to turn a stationary bike into a VR game controller for VR Exercise Games. Co-Founder & CTO Eric Malafeew's previous defense industry background in robotics informed VirZOOM product design decisions, as did his background in flight simulators when developing flight-based VR Exercise Games. His undergraduate and graduate degrees in mechanical engineering from Virginia Tech and MIT respectively provided the necessary expertise to invent and patent the company's novel VR motion controls, and apply these to commercial products.

Business Partnerships & Relationships

VirZOOM sells its VR Exercise games and apps under an Oculus Store Developers Agreement with Meta Reality Labs, the VR division of Meta Platforms. VirZOOM is also under NDA with Meta for early access to future VR products, including the upcoming Quest 3 consumer headset, both to give the company the opportunity to develop launch titles for the future headset and to provide Meta with feedback on future headset features that the company requires to meet future VirZOOM game feature requirements.

The raised $1.4M in a Series A preferred shares offering that closed in July 2022. Shares were priced at $0.49. Since July 2022 the company has made the following progress: MRR increased 28% over 2021, the company filed a provision patent on new VR motion technology that allows the company to bring the benefits of its VR Exercise Games to any VR user, initially Meta Quest to with a reported installed base of 20M. Previously our VR Motion tech and therefor the VR Exercise Games that the company commercialized were limited to VR users who also had exercise equipment. That subset of VR users is estimated at 1% of users or around 200,000 Meta Quest users. The company is currently working cooperatively with Meta to develop new games that use this new motion technology. As a first step, the company launched the first versions of these games on Meta Store Apps Lab as "MotionLabs" on March 1, 2023.

By eliminating the eqipment depenency while retaining the value of the motion tech we can reach all 20 million Meta Quest users, approximately 100x as many as we can with our currently shipping VZfit product.

VZfit generated $500k ARR in 2022. However, we do not expect to see a direct 100x increase in ARR from this expansion of our available market made possible by our new Body-Motion games that can be played by any VR user. Our goal is to acheive a 10x increase over time, to potentially generate $5M ARR.

We are using an more conservative estimate to set our valuation here. If the company grows ARR by only 6x in the first year as a result of reaching a market that is approximately 100x larger than in 2022, 2022 ARR of $500K can increase to $3M. That represents 600% annual ARR growth. According to his SaaS valuation calculator (https://saasvaluation.leaddoubler.com) the company's valuation is then in excess of $47,895,000. The calculator's maximum annual growth rate is limited to 500%; the calculated valution at 600% is higher. Were the company to reach it's 10x ARR growth goal of $5M ARR, the valuation would be north of $77.7M based on the SaaS calculator.

The approximately 500 apps and games on the Meta Quest store generated $60M in monthly revenue for the store in October 2022*. In February 2022 when there were 400 apps and games on the Meta store, Meta reported that 8 titles had made over $20M in gross revenue, 14 titles > $10M, and 17 titles > $5M. If the company were to generate 3M ARR it will be among the top 50% of revenue earners on the store**. We believe this to be realistically acheivable.

In sum, we believe that a $45.9M pre-money valuation is justified by a combination of the following five factors: 1) this valuation is based on the same $0.49 price per share as the previous round that closed only seven months previous. Since then the company achieved 28% MRR growth, filed a patent and developed test game suite MotionLabs based on the new technology that is now listed on the Meta Quest Apps Lab store, 2) These new 4th generation commercial products have the potential to generate at least six times the revenue as the currently shipping VZfit product by addressing an available market approximately 100 times larger than VZfit could reach as a bike-dependent product, 3) the IP-protected competitive advantage of these new products, and 4) the high quality of the team to execute on our plans, and 5) participation in the VR Gaming market that is projected by Statista to grow from $1.9B in 2022 to $4.6B in. 2027

*https://www.roadtovr.com/oculus-quest-store-revenue-1-billion-milestone-growth-meta/#:~:text=Update%20(October%2018th%2C%202022)%3A,from%20Meta%20of%20%241.5%20billion

**https://twitter.com/c_pruett/status/1489012183212068866

This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants, are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $901,400 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $911,955.66, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*

33.5%
We will use 34.5% of the funds raised for market and customer research, new product development and market testing executed by current employees.

- *Company Employment*
  10.0%
  We will use 10% of the funds to hire key personnel for new game development , including the following roles: Lead Artist and Programmer. . Wages to be commensurate with training, experience and position.

- *Working Capital*
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the product launch, VZfit maintenance, as well as ongoing day-to-day operations of the Company.

- *Outsourced Resources*
  30.0%
  For new game development, 30% of funds raised will go to temporary, outsourced talent: UX Design, UI Artist, QA Tester, Tech Artist, Character Artist, Character Artist, Environment Artist, Junior Modeler

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at virzoom.com (https://virzoom.com/investor/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the

Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/virzoom

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VirZOOM, Inc.

[See attached]

VirZOOM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
VirZOOM, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of VirZOOM, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VirZOOM, Inc. as of December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of VirZOOM, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VirZOOM, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2023
Los Angeles, California

VIRZOOM INC.
BALANCE SHEET

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	93,243
Other current assets		32,119
Accounts receivable		17,975
Inventory		-
Total Current Assets		**143,337**
Total Assets	$	**143,337**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	228,893
Credit cards		1,454
Promissory Notes		111,578
Convertible Notes		620,000
Other current liabilities		1,277,279
Total Current Liabilities		**2,239,204**
PPP Loan		38,400
SAFEs		-
Total Liabilities		**2,277,604**
STOCKHOLDERS EQUITY		
Common Stock		740
Preferred Stock		659
Additional Paid-In Capital		16,299,812
Equity issuance costs		(201,469)
Retained Earnings/(Accumulated Deficit)		(18,234,009)
Total Stockholders' Equity		**(2,134,267)**
Total Liabilities and Stockholders' Equity	$	**143,337**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022
(USD $ in Dollars)		
Net Revenue	$	496,629
Cost of Goods Sold		174,270
Gross profit		322,360
Operating expenses		
General and Administrative		1,857,045
Sales and Marketing		177,057
Total operating expenses		2,034,103
Operating Income/(Loss)		(1,711,743)
Interest expense		132,094
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(1,843,836)
Provision/(Benefit) for income taxes		
Net Income/(Net Loss)	$	(1,843,836)

See accompanying notes to financial statements.

VIRZOOM INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

- 4 -

| (in , $US) | Common Stock | | Preferred Stock | | Additional Paid-In | Equity issuance | Retained earnings/ | Total Shareholder |
	Shares	Amount	Shares	Amount	Capital	costs	(Accumulated Deficit)	Equity
Balance—December 31, 2021	7,409,009	$ 740	49,553,474	$ 496	$ 11,887,107	$ (109,392)	$ (16,390,173)	$ (4,611,223)
Conversion of notes	-	-	12,903,742	129	3,173,710	-	-	3,173,839
Issuance of preferred shares	-	-	3,409,464	34	1,081,092	(92,077)	-	989,049
expense	-	-	-	-	157,903		-	157,903
Net income/(loss)	-	-			-	-	(1,843,836)	(1,843,836)
Balance—December 31, 2022	7,409,009	$ 740	65,866,680	$ 659	$ 16,299,812	$ (201,469)	$ (18,234,010)	$ (2,134,267)

See accompanying notes to financial statements.

VirZOOM Inc.
Statements of Cash Flows

For Fiscal Year Ended December 31,		2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,843,836)
Non-cash items:		
Share based compensation expense		157,903
Changes in operating assets and liabilities:		
Inventory		8,649
Accounts receivable		2,766
Prepaids and other current assets		(15,701)
Accounts Payable		(64,803)
Credit cards		(8,705)
Other current liabilities		276,921
Net cash provided/(used) by operating activities		**(1,486,806)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangibles		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of preffered shares		989,049
Borrowing on Notes		620,000
Repayment of notes		(78,669)
Net cash provided/(used) by financing activities		**1,530,380**
Change in Cash		43,574
Cash—beginning of year		49,669
Cash—end of year	$	**93,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

VirZOOM Inc. was incorporated on February 13, 2015, in the state of Delaware. The financial statements of VirZOOM Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cambridge, Massachusetts.

VirZOOM Inc. is operates in the gaming and technology industry and specifically the virtual reality sector. The Company offers virtual reality exercise games on subscription basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Income Taxes

VirZOOM Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is following the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenue from virtual reality exercise games on subscription basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, amounted to $177,057, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

There were no effects since the Company has no active lease agreements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022
Accrued espenses	$	1,216,611
Customer deposits		58,661
Tax liability		2,007
Total Other Current Liabilities	**$**	**1,277,279**

Other current assets consist of the following items:

As of Year Ended December 31,		2022
Prepaid expenses	$	19,305
Undeposited fees		12,813
Total Other Current Assets	**$**	**32,119**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,141,196 shares of Common Stock with a $0,0001 par value. As of December 31, 2022, 7,409,009 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 76,263,234 shares of Preferred Stock with a $0,00001 par value, designating 35,307,476 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 5,221,044 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1 Preferred Stock, 5,245,667 of such shares Series A-2 Preferred Stock, 3,138,395 of such shares Series A-3 Preferred Stock, 2,341,618 of such shares Series A-4 Preferred Stock and 10,505,292 of such shares Series A-5 Preferred Stock.

As of December 31, 2022 Preferred Stock that are issued and outstanding consist of: 32,201,341 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 4,176,366 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1 Preferred Stock, 5,231,236 of such shares Series A-2 Preferred Stock, 3,138,395 of such shares Series A-3 Preferred Stock, 2,341,618 of such shares Series A-4 Preferred Stock and 3,409,464 of such shares Series A-5 Preferred Stock.

5.   SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 13,194,700 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	5.47
Risk-free interest rate	2.77%
Expected volatility	28%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,000,000	$ 0.03	7.15
Exercisable Options at December 31, 2021	2,000,000	$ 0.03	7.15
Granted	10,900,000	$ -	9.27
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	12,900,000	$ 0.03	8.79
Exercisable Options at December 31, 2022	12,900,000	$ 0.03	8.79

Stock option expenses for the year ended December 31, 2022 was $157,903.

6. DEBT

Loans and Promissory Notes

During the years presented, the Company entered into loan agreement and promissory notes. The details of the Company's loan and promissory notes, and the terms are as follows:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Notes 2021 (various lenders)	$ 111,578	8.00%	2021	2022	$ 8,926	$ 8,926	$ 111,578	$ -	$ 111,578
PPP Loan	38,400	3.75%	5.24.2020	5.24.2050	1,440	1,440	-	38,400	38,400
Total					$ 10,366	$ 10,366	$ 111,578	$ 38,400	$ 38,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	111,578
2024		-
2025		-
2026		-
Thereafter		38,400
Total	$	**149,978**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes 2022 (various lenders)	$ 620,000	8.00%	2022	12.31.2023	$ 5,092	5,092 $	620,000 $	-	$ 625,092
Total					$ 5,092 $	5,092 $	620,000 $	-	$ 625,092

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to the deemed value per share of the Company's Common Stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During the year, the Company converted $3,151,617 of notes and $22,222 of related accrued interest into 12,903,742 shares of Preferred Stock Series A1-A4.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, consists of the following:

As of Year Ended December 31,		2022
Net Operating Loss	$	(534,713)
Valuation Allowance		534,713
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, are as follows:

As of Year Ended December 31,	2022
Net Operating Loss	$ (5,287,863)
Valuation Allowance	5,287,863
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $18,234,009. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There were no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,843,836, an operating cash flow loss of $1,486,806, and liquid assets in cash of $93,243, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

In the year 2023, the company successfully raised $60,324 through the issuance of 173,436 Series A-5 Preferred Stock shares on the StartEngine Crowdfunding Platform.

In the year 2023, the company issued Convertible Notes in the total sum of $160,000, which carry an interest rate of 8% and have a maturity on August 15, 2023 or, if extended pursuant to the LOC Note Purchase Agreement, to February 15, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

VIRZOOM, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: March 24, 2022

VIRZOOM, INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of VIRZOOM, INC.,

56 JFK Street, 3F

Cambridge, MA 02138

I have audited the accompanying financial statements of VIRZOOM, INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of VIRZOOM, INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



03/24/2022

VIRZOOM, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	49,669
Accounts receivable, net		20,741
Inventories		8,649
Other receivables		16,418
Total current assets		95,477
Fixed & Intangible assets:		
Property, plant & equipment		-
(Less accumulated depreciation)		-
Intangible assets		-
(Less accumulated amortization)		-
Total Fixed & Intangible Assets		-
Non-current assets:		
Due from Shareholders		-
Total non-current assets		-
Total Assets	$	**95,477**
Liabilities & Stockholders' Equity		
Current liabilities:		
Convertible Promissory notes		1,770,153
Accrued interest- Convertible promissory notes		204,377
SAFE convertible notes		1,251,851
Accrued executive compensation		774,062
Accounts Payable		293,695
Short-term loans		140,248
Accrued interest - short-term loans		181,203
Credit cards		12,597
Deferred revenue		40,544
Other payables		2,007
Total current liabilities		**4,670,737**

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Non-current Liabilities:	
Economic Injury Disaster Loan (EIDL)	38,400
Total non-current liabilities	38,400
Total liabilities	$ 4,709,137
Stockholders' equity (deficit):	
Common stock, $0.0001 par value, 100,141,196 shares authorized, 7,404,009 shares issued and outstanding as of December 31, 2021	740
Preferred stock, $0.00001 par value, 75,557,587 shares authorized, 49,553,474 shares issued and outstanding as of December 31, 2021	496
Additional Paid-in Capital	11,777,716
Retained Earnings (accumulated deficit)	(14,837,451)
Net income (loss)	(1,555,161)
Total stockholders' equity (deficit):	**(4,613,660)**
Total Liabilities and stockholders' equity (deficit)	$ 95,477

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Subscription revenue	$	459,757
Other operating revenue		-
Total revenues		459,757
Cost of sales		114,302
Gross Profit		**345,455**
Expenses:		
Salaries, benefits & Payroll taxes		1,342,314
General & Administrative expenses		76,655
Stock based compensation expense		36,952
Insurance		12,156
Legal & Professional Services		382,005
Advertising & Marketing		153,613
Total Expenses		2,003,695
Income (loss) from operations		**(1,658,240)**
Other Income (Expenses):		
Interest expenses		(196,102)
SBA- Paycheck protection program grant		301,100
Referral income		1,207
Other expenses		(3,126)
Total Other Income (expenses)		**103,079**
Net income (loss) for the year	$	**(1,555,161)**

The accompanying notes are an integral part of these financial statements

VIRZOOM, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	Total
Beginning balance, December 31, 2020	7,404,009	740	48,688,956	487	11,472,082	(14,837,451)	(3,364,142)
Issuance of Common stock	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	864,518	9	268,682	-	268,691
Stock based compensation expense	-	-	-	-	36,952	-	36,952
Net income (loss)	-	-	-	-	-	(1,555,161)	(1,555,161)
Ending Balance, December 31, 2021	7,404,009	740	49,553,474	496	11,777,716	(16,392,612)	(4,613,660)

The accompanying notes are an integral part of these financial statements

7

VIRZOOM, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	(1,555,161)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation expense		36,952
Changes in:		
Prepaid expenses		
Prepaid expenses		8,247
Accounts Receivable		(20,741)
Credit Cards		6,475
Accrued executive compensation		115,000
Accrued Interest payable		194,354
Deferred revenues		894
Other payables		3,469
Short-term loans		7,405
Other receivables		8,040
Accounts Payable		70,113
Net cash provided (used) by operating activities		**(1,124,953)**
Cash flow From Investing Activities:		
Acquisitions, fixed assets		-
Disposals of fixed assets		-
Net cash provided (used) by investing activities		-
Cash flow from Financing Activities		
Issuance of SAFE convertible notes		308,000
Issuance of convertible promissory notes		605,000
Proceeds from issuance of Series A-1 Preferred Stock		276,357
PPP grants		(164,857)
Net cash provided (used) by financing activities		**1,024,500**
Increase (decrease) in Cash		(100,453)
Cash, beginning of year		150,122
Cash, end of year	$	**49,669**

The accompanying notes are an integral part of these financial statements

About the Company & its Nature of operations

VIRZOOM, INC. ('the Company'), is a corporation formed pursuant to the State of Delaware's General Corporation law on February 13, 2015, and is headquartered in Cambridge, Massachusetts. The Company operates in the gaming technology industry and specifically the virtual reality sector. The Company offers virtual reality exercise games on subscription basis which can be experienced using virtual reality devices and systems.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $16,392,612 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its subscription product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021.

Inventories

Inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2021, consisted solely of finished products located at the Company's employee home offices in Massachusetts:

VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 as of December 31, 2021. This product was discontinued in 2020 and the remaining inventory is held primarily for warranty replacement.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2021, the Company issued Simple Agreements for Future Equity ("SAFE") for a total of $308,000 at a post money valuation CAP of $20,000,000 and a discount rate of 85%. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

In the event of an Equity Financing, the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price which is equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds, due and payable to the Investors immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investors will be given the same choice, provided that any given investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investors by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to the Investors and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investors and the Purchase Amount will be due and payable by the Company to the Investors immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of the instruments ("Senior Preferred Holders") and (ii) the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of the SAFEs, the Investors will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investors immediately prior to the consummation of the Dissolution Event.

The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with these SAFE agreements) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investors pursuant to the automatic conversion of the SAFEs subsequent to an Equity Financing event; or (ii) the payment, or setting aside for payment, of amounts due the Investors.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

Convertible promissory notes

During 2021, the company issued non-prepayable unsecured convertible promissory notes ('the Notes') in the amount of $605,000. The Notes bear interest at a rate of 8% per annum and mature no later than December 31, 2022.

All outstanding principal and accrued and unpaid interest under the Notes will be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than two million dollars ($2,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, the Notes are outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion, all outstanding principal and accrued and unpaid interest under the Notes will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of the Notes plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is sixteen million dollars ($16,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing. As of December 31, 2021, these notes remain outstanding.

If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and the Notes have not otherwise been converted, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under the Notes will be automatically converted into shares of 'Maturity Date Preferred Stock' at a conversion price equal to the deemed value per share of the Company's common stock on the Maturity Date, which deemed value per share of the Common Stock will be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of the Notes, the term "Maturity Date Preferred Stock" means a new series of preferred stock of the Company to be created at the time of the conversion of the Notes, which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and will otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Convertible promissory notes outstanding as of December 31, 2021, included $1,165,153 in notes issued prior to 2021. Accrued interest payable on these notes totaled $182,471 as of December 31, 2021. These notes remain outstanding for the year then ended.

Accrued interest payable on the Notes issued during 2021 totaled $21,906 as of December 31, 2021.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained two PPP loans between 2020 and 2021 and as of December 31, 2021, PPP loans totaling $301,100 were forgiven and recorded in other income.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $38,400 on May 24, 2020. The loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest, of $188 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company operates on a subscription-centric business model and offers monthly and annual subscriptions to software and records those unearned subscriptions by end of year as a short-term liability ('deferred revenue').

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the state of Delaware.

Equity

During 2021, the Company amended its certificate of incorporation to authorize the issuance of 100,141,196 shares of Common Stock at a par value of $0.0001 per share, and 75,557,587 shares of Preferred Stock at a par value of $0.00001 per share, designating 35,307,476 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 5,221,044 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1

Preferred Stock, 5,245,667 of such shares Series A-2 Preferred Stock, and 2,788,056 of such shares Series A-3 Preferred Stock, 1,986,910 of such shares Series A-4 Preferred Stock and 10,505,292 of such shares Series A-5 Preferred Stock; and (ii) enumerate the powers, privileges, rights, qualifications, limitations and restrictions of the Preferred Stock, including, among other things, (a) decreasing the Preference Rate from 1.5 times the applicable original issue price per share of Preferred Stock to 1 time the applicable original issue price per share of Preferred Stock (as the "New Preference Rate"), and (b) modifying the liquidation preference such that holders of Preferred Stock will be entitled to receive their applicable New Preference Rate plus declared and unpaid dividends thereon (or, if greater, the amount that such holder of Preferred Stock would receive on an as-converted to Common Stock basis), with the balance of any distributable proceeds to be distributed pro rata to holders of Common Stock.

Additionally, the amendments authorized an increase in the Corporation's reservation for issuance pursuant to the Company's 2015 Equity Incentive Plan of up to 17,179,600 shares of Common Stock.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 7,404,009.

Series Seed 1 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 1 Preferred Stock issued and outstanding was 32,201,341.

Series Seed 2 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 2 Preferred Stock issued and outstanding was 12,311,249.

Series Seed 3 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 3 Preferred Stock issued and outstanding was 4,176,366.

Series A-1 Preferred Stock

In 2021, the Company issued 864,518 in Series A-1 Preferred Stock shares. The shares were offered under subscription agreements to eligible crowdfunding investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, as amended. The investors received an 'early bird' discount of 20%, reducing the price per share to $0.0384 (from the original price of $0.48). The maximum amount to be raised under the offering is $5,000,000.

From and after the date of the issuance of (A) shares of Series Seed 1 Preferred Stock, dividends at the rate per annum of $0.01134 per share will accrue on such shares of Series Seed 1 Preferred Stock, (B) shares of Series Seed 2 Preferred Stock, dividends at the rate per annum of $0.01067 per share will accrue on such shares of Series Seed 2 Preferred Stock, and (C) shares of Series Seed 3 Preferred Stock, dividends at the rate per annum of $0.01334 per share will accrue on such shares of Series Seed 3 Preferred Stock (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock).

The Company has 3,106,135 of Series Seed 1 and 1,044,078 of Series Seed 3 warrants outstanding as of December 31, 2021. No other warrants have been issued or are outstanding as of December 31, 2021. The warrants issued have a 10-year expiration date. Series Seed 1 and Series Seed 3 warrants issued had an exercise price of $0.01 and $0.22239 per share, respectively (at a weighted average of $0.06 per share). In 2021, the Company issued 34,567 in Series Seed 3 warrants.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company recognized stock compensation expense over the vesting periods in the amount of $36,952 for the year ended December 31, 2021, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2021. The Company has 2,000,000 options outstanding as of December 31, 2021, all of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2021.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees,

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $774,062 as of December 31, 2021. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval. Moreover, the Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2021. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-

Founder and Chief Technology Officer. As of December 31, 2021, Eric Janszen held 3,070,200 in Common stock shares and Eric Malafeew held 2,949,800 in Common stock, 263,664 in Series Seed 1 Preferred stock and 25,307 in Series Seed 1 warrants.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

VirZoom, Inc.
Balance Sheets

ASSETS

	December 31, 2020	December 31, 2019
Current assets:		
Cash	150,122	49,586
Receivables, net	8,977	20,574
Inventory	8,649	57,719
Prepaid items	18,806	6,141
Total current assets	186,553	134,020
Property, plant, and equipment (net)	-	-
Other assets		
Deposits	25,000	32,874
Total other assets	25,000	32,874
Total Assets	$ 211,553	$ 166,894

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2020	December 31, 2019
Liabilities		
Accounts payable and accrued expenses	$ 250,873	$ 283,554
Accrued executive compensation	659,062	523,157
Accrued interest - convertible debt	87,349	2,858
Accrued interest - short-term notes	98,578	247,001
Deferred revenue	39,650	19,525
Short-term notes payable	132,843	305,000
Convertible notes payable	1,190,153	282,000
Total current liabilities	2,458,507	1,663,095
SAFE agreements	918,851	281,745
PPP-EIDL Funding	204,337	
Total liabilities	3,581,695	1,944,840
Commitments & contingencies	-	-
Stockholders' equity:		
Preferred stock, $.0001 par value; 53,282,199 shares authorized, 48,688,959 and 48,688,959 shares issued and outstanding, respectively	4,869	4,869
Common stock, $.0001 par value; 62,686,208 shares authorized, 7,404,009 and 7,404,009 shares issued and outstanding, respectively	740	740
Additional paid-in capital - preferred stock	11,467,700	11,353,652
Accumulated deficit	(14,843,451)	(13,137,207)
Total stockholders' equity	(3,370,142)	(1,777,946)
Total liabilities & stockholders' equity	$ 211,553	$ 166,894

See independent auditors' report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Operations

	Year ended December 31,	
	2020	2019
Revenue	372,537	202,250
Cost of goods sold	102,739	161,459
Gross income	269,798	40,791
Expenses:		
Payroll	1,030,933	1,297,570
Advertising and promotion	203,420	162,379
Research and development	9,670	39,838
Consulting fees	323,469	140,394
Professional fees	12,776	72,543
Stock compensation	114,048	857,660
Rent & facility costs	53,142	72,077
Travel	1,894	8,593
General and administrative	81,611	97,157
Total operating expenses	1,830,963	2,748,211
Net loss from operations	(1,561,165)	(2,707,420)
Other income and (expense)		
Interest expense	(145,079)	(136,857)
Other income	-	-
Net loss before provision for income tax	(1,706,244)	(2,844,277)
Provision for income taxes	-	-
Net Loss	$ (1,706,244)	$ (2,844,277)
Loss per common share - Basic and fully diluted	$ (0.23)	$ (0.38)
Weighted average number of shares outstanding - Basic and fully diluted	7,404,009	7,404,009

VirZoom, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2020 and 2019

	Common Stock		Preferred Stock								
	Common Stock Shares	Amount	Series Seed 1 Shares	Series Seed 1 Amount	Series Seed 2 Shares	Series Seed 2 Amount	Series Seed 3 Shares	Series Seed 3 Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance December 31, 2018	7,404,009	740	-	-	-	-	-	-	1,294,751	(10,292,930)	(8,997,439)
Conversion of notes payable and interest to Series Seed 1			32,201,341	3,220					6,083,813		6,087,033
Series Seed 1 warrants issued									690,800		690,800
Conversion of notes payable and interest to Series Seed 2					12,311,249	1,231			2,189,325		2,190,556
Purchase of Series Seed 3 Preferred Stock							4,176,366	418	928,102		928,520
Stock option expense									166,861		166,861
Net Loss										(2,844,277)	(2,844,277)
Balance - December 31, 2019	7,404,009	$ 740	32,201,341	$ 3,220	12,311,249	$ 1,231	4,176,366	$ 418	$ 11,353,652	$ (13,137,207)	$ (1,777,946)
Stock option expense									114,048		114,048
Net loss	-									(1,706,244)	(1,706,244)
Balance December 31, 2020	7,404,009	740	32,201,341	3,220	12,311,249	1,231	4,176,366	418	11,467,700	(14,843,451)	(3,370,142)

See independent auditors' report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Cash Flows

		2020		Year ended Dece 2019
Cash flows from operating activities:				
Net loss	$	(1,706,244)	$	(2,844,277)
Adjustments to reconcile net loss to net cash used				
by operating activities:				
Stock based compensation		114,048		857,661
Change in assets and liabilities				
Accounts receivable		11,597		(9,719)
Inventory		49,070		67,204
Prepaid items		(12,665)		26,807
Accounts payable and accrued expenses		(24,552)		804
Accrued executive compensation		135,905		189,189
Accrued interest - convertible notes		109,222		136,888
Deferred revenue		20,125		19,525
Net cash used by operating activities		(1,303,494)		(1,555,918)
Cash flows from investing activities:				
Purchase of PP&E		-		-
Net cash (used) provided by investing activities		-		-
Cash flows from financing activities:				
Proceeds from issuance of Series Seed preferred stock				928,783
Proceeds from sale of short-term notes payable		56,000		-
Repayments of short-term notes payable		(23,158)		-
Proceeds from sale of convertible notes payable		530,000		387,000
Proceeds from sale of SAFE agreements		636,850		281,745
Proceeds from PPP-EIDL Funding		204,337		
Net cash provided by financing activities		1,404,029		1,597,528
Net increase (decrease) in cash		100,536		41,610
Cash at beginning of period		49,586		7,976
Cash at end of period	$	150,122	$	49,586
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-
Non-cash investing and financing activities:				
Conversion of convertible debt & interest to Series Seed 1 & 2 preferred shares	$	-	$	8,277,328
Proof	$	0	$	-

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

VirZoom, Inc. was incorporated in Delaware on February 13, 2015 and is headquartered in Cambridge, Massachusetts. The Company develops and sells virtual reality, multi-player games made for active motion control on a stationary bicycle. VirZoom has generated revenues by selling its products either directly online or via a number of partnerships which were launched in 2016. During 2020, the Company shifted its business model to a subscription-centric business model which primarily focuses on software subscriptions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue under the guidance of ASC 606 when all of the following criteria have been met:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

Identification of the contract with a customer —The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Identification of the performance obligations in the contract —
Hardware: The Company delivers all products prior to recognizing revenue. The Company typically requires a full deposit prior to order production. All deposits are classified as deferred revenue until all revenue recognition criteria are met.
Software: The Company requires an upfront subscription fee, which is considered deferred revenue until such time as the Company meets its monthly performance obligations of allowing the customer access to its platform.

Determination of the transaction price—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

VirZoom recognizes revenue for direct sales when the equipment is shipped to the end user. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

VirZoom recognizes revenue for VZ Arcade Platform on a monthly basis. For monthly VZ Arcade plans, revenue is recognized in the month that the transaction occurs. For annual subscription plans, 1/12 of the annual fee is recognized on a monthly basis and the balance with the balance remaining in deferred revenue.

VirZoom uses third-party processors such as Amazon, Ebay, Celery and Stripe to manage its payments from customers. These third-party provide periodic reports detailing the unit sales and the Company then books an accounts receivable for the proceeds owed by the third-parties. The Company's wholesale revenue is almost exclusively through Amazon and all shipments, invoices, and related payments are entered through the Amazon platform Vendor Central and the Company records accounts receivable for the proceeds owed by Amazon. The Company directly invoices and reconciles any commercial or wholesale revenue outside of the aforementioned scenarios.

Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded an allowance for doubtful accounts in the amount of $7,396 as of December 31, 2019. The Company had $nil net customer accounts receivable balances as of December 31, 2020 and 2019, and had $5,836 and $17,433, respectively in receivables from its third-party processors.

The Company also had $3,141 and $3,141 as of December 31, 2020 and 2019, respectively, in employee receivables related to the use of a company credit card by management for personal expenses. The Company expects to collect on the balance within the upcoming year and determined no allowance for doubtful accounts was necessary.

Property, Plant and Equipment
VirZoom's property, plant and equipment consists solely of computer equipment which has been fully depreciated over their expected useful life of 3 years.

Shipping and Handling
The Company's shipping and handling costs are expensed as incurred and charged to cost of goods sold.

Inventory
VirZoom's inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2020 and 2019 consisted solely of finished products located at the Company's employee home offices in Massachusetts:

> VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 and $57,719 at December 31, 2020 and 2019, respectively. This product was discontinued in 2020 and remaining inventory is held primarily for warranty replacement.

Net Income (Loss) per Common Share
The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. Total dilutive securities including the conversion of preferred shares, warrants, options and convertible debt to preferred shares could

potentially bring the number of common shares to a total of approximately 63,273,665 as of December 31, 2020 and 2019. The amount as of December 31, 2019 would exceed the authorized shares by approximately 587,000 shares. Due to the fact that the majority of preferred shares, warrants, options and convertible debt is not expected to be exercised in the near future, there is no imminent requirement that the number of authorized capital stock be increased. At an appropriate time, the Company envisions seeking shareholder approval of an increase in the Company's authorized capitalization to some greater number of authorized shares.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2035, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	December 31, 2020	December 31, 2019
Deferred tax asset:		
Net operating loss carryforward	$ 3,129,780	$ 2,758,813
Total deferred tax asset	3,129,780	2,758,813
Valuation allowance	(3,129,780)	(2,758,813)
Deferrred tax asset, net	$ -	$ -

Cash and Cash Equivalents
The Company records all highly-liquid investments with a maturity of 90 days or less as cash equivalents.

Advertising Costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $203,420 and $162,379 advertising costs, respectively. Of the recognized advertising costs, the Company spent $42,000 and $50,000 in traditional public relations and branding for the years ending December 31st, 2020 and 2019 respectively. The remainder of the advertising costs were almost exclusively related to optimizing online search through Google Ads, Facebook and supporting platforms to increase signups and conversions.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021 with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

NOTE 4 – PREPAID ITEMS AND DEPOSITS

As of December 31, 2019, the Company's deposits account consists of $7,874 representing the first and last month's lease payments, and a $25,000 deposit with Square 1 Bank, which serves as collateral for its corporate credit card. During the year ended December 31, 2020, the Company ceased occupancy of its leased space and fully expensed the remainder of the security deposit.

The Company's prepaid items consist of the following:

	December 31, 2020	December 31, 2019
Prepaid software	10,558	
Prepaid insurance	8,247	6,141
Prepaid inventory costs		-
	18,806	6,141

NOTE 5 – SHORT-TERM NOTES PAYABLE

During the year ended December 31, 2018, the Company issued short-term promissory notes with maturity dates 6-months from when the amounts were borrowed. Four of the six notes matured as of the end of the year with two note holders signing amendments to extend the maturity date for another six months while the other two notes were in default. These notes accrue interest at either the original rate of roughly 24% per annum or the default rate of roughly 48% per annum.

During the year ending December 31, 2018, the Company issued an additional four short-term promissory notes. These notes accrue interest at the rate of roughly 15% per annum. No short-term promissory notes were issued during the years ending December 31, 2019 and December 31, 2020.

During the year ending December 31, 2020, short-term note holders agreed to convert $205,000 in principal and $173,153 in accrued interest into the available 2019 NPA security. Accrued interest owing on remaining outstanding short-term notes was $98,578 and $247,001 as of December 31, 2020 and 2019, respectively.

During the year ending December 31, 2020, the company received $56,000 in a revenue advance through merchant processor Stripe for a $6,484 fixed fee. The advance is repaid as a percentage of merchant sales. Remaining balance for revenue advance and fixed fee was $32,842 as of December 31, 2020.

NOTE 6 – PPP Funding

During the year ended December 31, 2020, the Company applied for and received $160,400 in PPP first draw funding. The company had spent these funds on applicable payroll and rent expenses and the debt was fully forgiven in May of 2021. In the year ending December 31st 2020, the company also received $44,300 in EIDL funding. These funds do not have a repayment requirement, however the company has elected to report these as a liability until such time as full documentation and repayment guidance is received from the government.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The Company continues to issue convertible debt notes to fund its operations to date, totaling $282,000 in new note principal issued during the year ended December 31, 2019. The 2019 Note Purchase Agreement, which authorized the issuance of up to $1,500,000 at an 8% interest rate and $16,000,000 Valuation Cap was funded with $1,190,153 and $282,000 and as of December 31, 2020 and 2019, respectively. Of the $1,190,153 balance as of December 31st, 2020, only $530,000 was new money contributed in 2020, $378,154 was the conversion as discussed in Note 5. Accrued interest owed on these notes was $87,349 and $2,858 as of December 31, 2020 and 2019, respectively.. The 2015 Note Purchase Agreements were converted into Series Seed 1 preferred stock during 2019. $5,500,000 in principal and $587,033 in accrued interest were converted into 32,201,341 Series Seed 1 preferred shares. The 2017 Note Purchase Agreements were converted into Series Seed 2 preferred stock during 2019. $2,109,250 in principal and $81,045 in accrued interest were converted into 12,311,249 Series Seed 2 preferred shares. No 2015 or 2017 Note Purchase Agreements remain unconverted as of December 31, 2019.

NOTE 8 – SAFE AGREEMENTS

During 2019, the Company authorized a SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $281,745. The 2019 WeFunder SAFE Convertible note carries no interest and converts with at the lesser of a 20% discount or $8,000,000 valuation cap. Wefunder charged a 5% or $14,087 platform fee for the 2019 Reg CF fundraising on their platform. During 2020, the Company authorized an additional SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $637,106 through the platform and through selling the same security directly. The 2020 SAFE Convertible note carries no interest and converts with at the lesser of a 15% discount or $20,000,000 valuation cap. Wefunder charged a 5% or $29,374 platform fee for the 2020 Reg CF funds raised through their platform, considered a discount on SAFE liability and charged to interest expense.

SAFE agreements are convertible into shares of SAFE preferred stock equal to the balance divided by conversion price. The number of SAFE preferred shares the agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (1) the SAFE price, which is equal to the valuation cap divided by the Company's capitalization, or (2) the discount price, which is the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate.

At December 31, 2020, the SAFE agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE agreements are recorded as a liability. All offering costs associated with the SAFEs are expensed immediately, as there is no maturity date on the SAFEs.

NOTE 9 – STOCKHOLDERS' EQUITY

VirZoom closed its Series Seed financing round in March of 2019 at $0.22239 per share, creating three Series Seed Preferred Shares classes with the same rights and preferences:

- **Series Seed 1 (SS1)** converted $5,500,000 of principal and $587,033 in accrued interest from the 2015 NPA into 32,201,341 Preferred Shares. Additionally, 3,106,137 warrants were authorized at a $0.01 exercise price. $690,800 has been recognized as the Warrant Compensation cost.
- **Series Seed 2 (SS2)** converted $2,109,250 of principal and $81,045 in accrued interest from the 2017 NPA into 12,311,249 Preferred Shares.
- **Series Seed 3 (SS3)** new issuances raised $928,783 in new money for 4,038,095 in preferred shares. An additional 1,044,079 SS3 Warrants were issued with an exercise price of the SS3 share price at time of issuance.

The Company has 3,106,135 of Series Seed 1 and 1,009,511 of Series Seed 3 warrants outstanding as of December 31, 2019. No other warrants have been issued or are outstanding as of December 31, 2019 or 2020. The warrants issued have a 10-year expiration date and have a weighted average exercise price of $0.06 at December 31, 2020.

The Company recognized stock compensation expense over the vesting periods in the amounts of $114,048 and 857,660 during each of the years ended December 31, 2020 and 2019, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2020. The Company has 2,000,000 options outstanding as of December 31, 2020, 1,836,250 of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2020. The weighted average remaining term of the options was 8.15 years and 6.76 years as of December 31, 2020 and 2019, respectively.

As of December 31, 2019 and 2020, the Company had the following options outstanding:

	Options Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	871,670 $	0.01-0.94	7.76 years	$ 385,133	$ 0.50
Options Granted	-	n/a	n/a	n/a	n/a
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2019	871,670 $	0.01-0.94	6.76 years	$ 385,133	$ 0.50
Options Granted	1,128,330 $	0.08	10.00 years	$ 11,283	$ 0.08
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2020	2,000,000 $	0.01-0.94	8.15 years	$ 396,416	$ 0.26
Exercisable at December 31, 2020	1,836,250 $	0.01-0.94	8.31 years	$ 44,413	$ 0.20

As of December 31, 2019 and 2020, the Company had the following warrants outstanding:

	Warrants Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	-	-	-	-	-
Warrants Granted - Series Seed 1	3,106,135	0.01	9.19	190,170	0.01
Warrants Granted - Series Seed 3	1,044,078	0.022239	9.19	-	0.22239
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2019	4,150,213	0	9.19 years	$ -	$ 0.06
Warrants Granted	-	-	-	-	-
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2020	4,150,213	0	8.19 years	$ -	$ 0.06
Exercisable at December 31, 2020	4,150,213	0	8.19 years	$ 190,170	$ 0.06

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company leased office space at 56 JFK Street in Cambridge Massachusetts for $4,569 per month. The original lease has a term of 2 years from April 1, 2015 until March 31, 2017 and the Company exercised an option extend the lease for an additional 2-year term, commencing on April 1, 2017. The extension expired March 31st, 2019 and VirZOOM continued to lease the offices under month-to-month terms at a rate of $4,696 per month until August of 2020. The company no longer maintains office space and is fully virtual.

NOTE 11 – RELATED PARTY TRANSACTIONS

Both current members of the Company's board, Eric Janszen and Eric Malafeew were investors in Notes that converted into SS1 and SS2 preferred shares. Eric Janszen has also voluntarily deferred a portion of his salary beginning in 2017 to be paid upon sufficient cashflows and shareholder approval. VirZoom has an employee receivable from Eric Malafeew in the amount of $3,141 for the years ending at December 31, 2020 and 2019, respectively, related to a personal expense paid by the company. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-Founder and Chief Technology Officer. The below table summarizes the related party activity during the years ended December 31, 2020 and 2019:

	Balances as of:	
	Dec 31st, 2020	Dec 31st, 2019
Eric Janszen		
Convertible Notes to Company	$77,584	
Promissory Notes to Company		$50,000
Deferred Compensation	$659,062	$523,157
Common Shares outstanding	*3,070,200*	*3,070,200*
Preferred Shares outstanding	*3,603,422*	*3,603,422*
Preferred Warrants issued (at $0.01)	*158,656*	*158,656*
Eric Malafeew		
Employee Receivables	$3,141	$3,141
Common Shares outstanding	*2,949,800*	*2,949,800*
Preferred Shares outstanding	*263,664*	*263,664*
Preferred Warrants issued (at $0.01)	*25,307*	*25,307*

NOTE 12 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $14.8 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 19th, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020, the Company raised an additional $258k for the 2020 SAFE. The Company has issued a new Convertible Note ("2021 NPA") to support operations prior to the Reg CF launch. To date, The Company has raised $295,000 on the 2021 NPA which has 8% interest, 20% discount and a $16m valuation cap.

Also subsequent to December 31, 2020 the Company applied for and received $140,700 in PPP second draw funding. The company had spent these funds on applicable payroll and rent expenses. The company expects this to be fully forgiven but until such time it remains a liability, payable in 30 years with 1% interest per annum.

Also subsequent to December 31, 2020 the Company applied for and received $51,250 in additional Stripe Revenue advance for a fixed fee of $6,890. The total balance for all Stripe liabilities and fees is $54,995 as of July 19th, 2021.

Also subsequent to December 31, 2020, the Company has launched its flagship application on the Occulus store on April 15th, 2021. New monthly subscriptions will be purchased through Occulus payment processing at an initial rate of 30% fixed fee. The Occulus store initial fee is significantly greater than existing merchant processor, however the platform provides significantly greater market accessibility. During the initial Occulus store launch weekend VirZoom had approximately 20,000 installs of its gaming software.

NOTE 14 – RIGHTS AND PREFERENCES OF COMMON AND PREFERRED SECURITIES

The following are the rights and preferences of the Company's outstanding common and preferred stock:

COMMON STOCK

<u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

PREFERRED STOCK

Of the authorized Preferred Stock, (i) 32,201,341 shares have been designated Series Seed 1 Preferred Stock, 0.0001 par value per share ("**Series Seed 1 Preferred Stock**"), (ii) 12,311,249 shares have been designated Series Seed 2 Preferred Stock, 0.0001 par value per share ("**Series Seed 2 Preferred Stock**"), and (iii) 8,769,609 shares have been designated Series Seed 3 Preferred Stock, 0.0001 par value per share ("**Series Seed 3 Preferred Stock**"), each of such series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The term "Series Seed Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock and the Series Seed 3 Preferred Stock, as the context may permit or require.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one and one half (1.5) times the Series Seed Original Issue Price (the "**Preference Rate**"), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common

Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN VIRZOOM TODAY!

Bringing Action and Adventure to Mixed Reality

VirZOOM is a patent-based Virtual Reality Exercise Game platform. It combines fun, play, fitness, and the exploration of virtual worlds all in one. Our elite ensemble of game designe...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BRINGING
ACTION AND ADVENTURE
VIRZOOM

$137,213.89 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION ›

REASONS TO INVEST



We're working on a grant funded, confidential joint project with a major VR industry company to develop our 4th generation Virtual Reality Exercise Games product. The new product employs our new patent-pending VR motion controls – building on our original patent – and is our first to include MR features. The grant covers 80% of product development costs, and the company providing the grant will market and promote the resulting product.



VirZOOM's team has developed VR exercise apps and games based on proprietary technology since early 2015, and shipped commercially since June 2016. Across our team our work encompasses 162 years of game design and 40 years of VR development, including best-selling products before VirZOOM like Guitar Hero ($1B rev), Rock Band ($2B rev), and Dance

Invest Now
$0.49 Per Share

PREVIOUSLY CROWDFUNDED
$1,410,602

RAISED
$137,213.89

INVESTORS
73

MIN INVEST
$249.90

VALUATION
$45.76M

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

VIRZOOM

$137,213.89 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION ›

REASONS TO INVEST



We're working on a grant funded, confidential joint project with a major VR industry company to develop our 4th generation Virtual Reality Exercise Games product. The new product employs our new patent-pending VR motion controls – building on our original patent – and is our first to include MR features. The grant covers 80% of product development costs, and the company providing the grant will market and promote the resulting product.



VirZOOM's team has developed VR exercise apps and games based on proprietary technology since early 2015, and shipped commercially since June 2016. Across our team our work encompasses 162 years of game design and 40 years of VR development, including best-selling products before VirZOOM like Guitar Hero ($1B rev), Rock Band ($2B rev), and Dance Central ($50M rev).



Our currently shipping 3rd generation product is our VR fitness subscription service VZfit 2.0. MRR grew 30% and subscriptions 40% in 2022 over 2021. 2023 sales YTD are up 27% over 2022. Year to date, sales are up by 7%.

Invest Now
$0.49 Per Share

PREVIOUSLY CROWDFUNDED
$1,410,602

RAISED
$137,213.89

INVESTORS
73

MIN INVEST
$249.90

VALUATION
$45.76M

**(Source)

THE PITCH

VirZOOM's patented and patent-pending VR motion technology allows users to move continuously and freely through virtual worlds, controlling motion with body movements and position while standing. We are pioneering fitness-oriented virtual reality games that play like sports in the real world. You get fit by playing games in virtual reality that are designed for exercise. Our motion technology is patented under Virtual Reality Exercise Game and trademarked as Virtual Reality that Moves You®.

OVERVIEW

Bringing Action and Adventure to Mixed Reality

To create physical VR games that play like real world sports, the VR industry needed a new form of locomotion. That's what VirZOOM does. Our patented and trademarked technology solves one of the biggest problems in VR, which is how to move through virtual worlds continuously and freely without inducing motion sickness. Our technology lets us create physical VR games that are fun to play and at the same time deliver exercise benefits, much as sports like skiing and cycling do in the real world.

Jeremy Bailenson, founding director of Stanford University's Virtual Human Interaction Lab (source), put it this way after trying VZfit games last year:

"I was blown away by the VirZOOM experience... it is critical to leverage the natural leaning movements that our perceptual systems have grown used to in the real world. By integrating head movements with pedaling [a stationary bike], VirZOOM's control scheme was shockingly easy and engaging.

They have discovered how to solve one of VR's hardest problems – moving freely through large virtual spaces without getting dizzy or uncomfortable. I normally avoid any experience in VR that is not based on physically walking, but leaning into turns while pedaling through virtual space is among the best experiences I have ever had in VR in 25 years."

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


VZFit - Freedom Trailer
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VZFIT
is
Freedom

**VZfit, our 3rd generation VR Exercise Games*

The effectiveness of VirZOOM's VR Exercise Games has been clinically proven in tests conducted by Exeter University London and Brunel University and published in the peer reviewed British Journal of Health Psychology: Ready Exerciser One: Effects of music and virtual reality on cycle ergometer exercise

Researchers concluded: "The VR and VR-with-music conditions elicited the most positive affective valence, highest levels of perceived activation, greatest number of dissociative

thoughts, and most exercise enjoyment... The present findings illustrate the efficacy of modern VR technology in the exercise context."

THE PROBLEM & OUR SOLUTION

We Make Every Hour of In-Home Fitness Feel Like Twenty Minutes of Fun

Affordability. Convenience. Motivation.

A recent study conducted by the Center for Disease Control found that only 53.3% of adults are meeting objectives for aerobic physical activity and only 23.2% are meeting the guidelines for both aerobics and strength-training (source).

The World Health Organization, meanwhile, has identified physical inactivity as a leading cause of disease and disability on a global scale (source). So why aren't more people exercising? According to exercise.com, the most pressing challenges for staying active are lack of motivation, lack of convenience, and the high cost of gym memberships or equipment.



$1.3B Spent on unused gym memberships annually
$796 Average gym membership per year
82% of gym members go to the gym less than 1 time per week

Taking a closer look at the numbers:

- Americans spend about $1.3 billion on unused gym memberships annually.
- The average gym membership costs $58 per month, or $796 per year with fees.
- 82% of gym members go to the gym less than 1 time per week and
- 22% completely stop going altogether 6 months into their membership (source)
- The average gym member "underutilizes" two-thirds of their gym dues by $39 per month, or $468 per year. (source)

Enter: VZfit. A VR-based solution that is affordable, convenient, motivating, and scientifically proven. For just $349 to purchase a Meta Quest 2 headset + $99.99 for our first year subscription, VZfit customers typically log 40 minutes of exercise 3 days per week. That's 120 minutes a week, nearly twice the CDC's recommendation of 75 minutes. What's more, many of our users tell us playing VR Exercise Games doesn't feel like working out at all. Some call it: ***"The workout without the work."*** As a recent reviewer at Men's Fitness states: ***"[With VZfit] 20 minutes have flown by and I haven't even noticed."***

And we are not done!

VZfit is our third generation product. Like generations one and two it focused first on users with both VR headsets and fitness equipment, like a stationary bike. Our bike based games are still terrific – there are many variations, many things you can pedal besides bikes to keep it interesting – but there is a much larger market of consumers who would benefit from games like ours and who have only a VR headset, but don't have a bike. This is why we went back to the drawing board and created new, patent-pending motion tech that builds on our previous patented motion controls for pedaling in VR.



MOTION LABS by VIRZOOM



The above is a collection of VR motion test games for a future product. Product is still currently under development and is not yet available on the market.

Motion Labs is a new app we developed for App Lab, a secondary Meta Quest content store for Quest users. *Motion Labs* is a testbed of several mini-games designed to expose App Lab visitors to different uses of our new motion controls, such as for racing or battling, to collect feedback. That feedback is helping us tune the new tech for the 4th generation game that we are jointly developing under a confidential grant. You can try it for yourself if you have a Meta Quest 2 headset: visit this link



THE MARKET & OUR TRACTION

Riding To The Top in Revenue, Ratings, and Reviews

VZfit SaaS Unit Economics (2022 Average)	
Metric	VZfit
Customer Acquisition Cost (CAC)	$25
Customer Lifetime Value (CLV)	$150
CLV/CAC Ratio	1:6
Churn Rate	7%
Trial-to-Paid Conversion Rate	65%

Our current shipping product VZFit is available through the Meta Quest store where it has been installed by 800,000 users and is among the top 10% of the platform's earners, generating over $1 million in lifetime revenue (source). Our platform has nearly 6,000 subscribers and averaged $50K MRR in 2022, a 762% increase over 2019. We have also achieved a 4.0 out of 5 stars rating from our app customers.



"The global metaverse market size in 2022 was valued at US$47.48 billion with a growth rate of 39.44% CAGR to a valuation of US$678.80 billion by 2030." - Strategic Market Research, June 2022 ([source](#))

"A lot of people have been using VR for fitness. It's probably the most fun way to get in some quick cardio." - Meta Platforms CEO Mark Zuckerberg, October 2020 ([source](#))



In October 2021 Meta Platforms CEO Mark Zuckerberg identified VR Fitness as a strategic segment of the company's future plans ([source](#)).

That month, Meta announced the acquisition of VR Fitness developer Within, maker of popular VR Fitness app SuperNatural, for $400M ([source](#)). Since 2019, Meta has acquired 11 VR technology and game studios including CTRL-labs, Beat Games, Sanzaru Games, Scape Technologies, Ready at Dawn, Lemnis Technologies, Downpour Interactive, BigBox VR, Within, Twisted Pixel Games, and Armature Studio ([source](#)).

Apple has reportedly been developing a product with both Virtual Reality (VR) and Augmented Reality (AR) capabilities for seven years. An Apple VR/AR headset is now expected to make its debut at WWDC 2023 in June ([source](#)). The MR platform will reportedly ship with gaming, fitness and collaboration apps ([source](#)). Apple has since 2020 acquired an unknown number of VR and AR related companies, including Spaces, Camerai, NextVR, and Akonia Holographics, among others ([source](#)) ([source](#)).

HTC launched their new Elite XR Mixed Reality (VR and AR) headset in January 2023 and identified VR Fitness among four applications for the new headset ([source](#)).

Company Milestones



$2.4M Lifetime Revenue
$16.8M Lifetime Funding
3 Product Generations
45,000 Lifetime Customers

Recent milestones in 2022 include:

- VZfit 2.0 launch
- New VR motion controls patent filing
- Development and launch of Motion Labs app on Meta Quest Apps Lab to test our next generation VR Exercise Game prototypes (source)
- Active Monthly Users: 16,765*
- Session Duration and Frequency: 40 minutes/session, 3 days per week* = 120 minutes/week versus 75 minutes/week CDC recommendation
- Total virtual kilometers traveled by VZfit users: 4,009,934* (equivalent to 5 round trips to the moon)
- Total calories burned by VZfit users: 118,378,815**

* Source: VZfit telemetry Feb. 5, 2023 since May 2019
** Sources: VZfit telemetry average 29 calories/vKM. Statistical average 32 calories per kilometer (https://burned-calories.com/cycling)

VirZOOM's VR Fitness segment traction:



Over 740K
VZfit installs on Meta Quest
Nearly 6,000 subscribers
on VirZOOM's VR fitness app
VIRZOOM

Why Invest

Join A World Class Team Bringing Natural Movement and Sports-like Experiences into the virtual worlds



Over the past seven years, VirZOOM has been able to establish itself as an innovator in the virtual reality and gaming space, with a patented system that levels up the VR fitness experience. With more products and partnerships in our pipeline, we believe our proprietary motion control technology will be capable of carving out an entirely new category of exercise games. We aim to expand on the VR Exercise Game category we created to include every VR headset user and inspire even more users to get fit while playing VR games and get fit in the metaverse.



ABOUT

HEADQUARTERS
56 JFK Street
Cambridge, MA 02138

WEBSITE
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VirZOOM is a patent-based Virtual Reality Exercise Game platform. It combines fun, play, fitness, and the exploration of virtual worlds all in one. Our elite ensemble of game designers and developers has shipped three generations of products since 2016. Our current subscription-based app has nearly 6k subscribers and 800k installs on the Meta Quest. We're developing our 4th gen products to reach a customer audience many times larger than we could before, with a grant from one of the major VR companies.

TEAM



Eric Janszen
Founder, President & Director

CEO of two VC-backed companies, EIR Trident Capital and Managing Dir Osborn Capital. Osborn achieved 9 liquidity events including two IPOs and acquisitions by Cisco, Nortel, Microsoft, and EMC. Inventor, investor, published author, and Avid cyclist.





Eric Malafeew
Co-Founder & CTO

MIT Master's Degree and B.S. Virginia Tech. 20+ years in the video games industry. Technical director or lead systems programmer at HMX on Guitar Hero, Rock Band, and Dance Central. Responsible for strategic technology direction, engineering leadership, and IP.





Michael W.G. Fix
Director, Investor, Advisor

Michael Fix is a dynamic and people-oriented executive with deep experience in private equity and venture capital transactions, and who understands the challenges of merging existing business practices with new technological advancements. He has held C-level and board positions in public and private companies and was the co-architect of numerous successful financial transactions.







Jason Warburg
Chief Product Officer

20+ years of games industry experience in design, production, QA, build engineering, and technical art on multiple titles including Guitar Hero and Rock Band. Responsible for VirZOOM product design and development.



Robert Collins
Chief Operating Officer

Responsible for brand and product marketing with a focus on maximizing customer acquisition, engagement and retention. Improves brand through recognition, data driven process implementation, and a customer first approach to service, support, and community management.



Peter Macdonald
Art Director

Has made video games in the Boston area since 1995. A true visual art generalist, currently responsible for everything visual that VirZOOM produces, from in-game art to the website, packaging design, videos, and corporate ID, including logo design.





Christine Barrett
UI/UX Software Engineer

Software developer specializing in UI/UX systems for video games (Guitar Hero, Rock Band) and children's software (Kid Pix). Other work includes game systems, networking and language localizations. BS in Computer Science from Stanford University.





Eyal Zilberman
Customer Experience Manager

Customer service guru with over 20 years experience finding creative solutions for small teams and startups. Focused on ensuring the customer's perspective is always considered and that support is a top down endeavor.





Ben de la Cretaz
Consulting Chief Financial Officer

Partner at TechXCO, consulting to start-up and growth stage ventures. Babson MBA after launching and operating his own business for four years. Responsible for financial planning and execution, compliance, and accounting.





Danielle Quinlan
Consulting Social Media Marketing Coordinator

Consulting Social Media Marketing Coordinator Responsible for managing VirZOOM's social media accounts in order to create brand awareness, engage with the community and maintain the company's public image.





Ike Adams
Consulting Senior Software Engineer

Senior Software Engineer and generalist versed in game development, digital entertainment, UI/UX.



TERMS
VirZoom

Overview

PRICE PER SHARE
$0.49

VALUATION
$45.76M

DEADLINE ⓘ
Jul 6, 2023

FUNDING GOAL ⓘ
$10k - $912k

Breakdown

MIN INVESTMENT ⓘ
$249.90

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$911,955.66

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
20,408

SHARES OFFERED
Series A-5 Preferred Stock

MAX NUMBER OF SHARES OFFERED
1,861,134

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials ⌄

Risks ⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks & Incentives

<u>Loyalty Bonus | 10% Bonus Shares</u>

As you have previously invested in VirZoom you are eligible for additional bonus shares.

<u>**Time-Based**</u>

Friends and Family Early Birds

Invest within the first 7 days and receive 5% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 3% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 2% bonus shares.

<u>**Amount-Based**</u>

$500+ | Bronze Tier

Invest $500+ and receive 1% bonus shares.

$1,000+ |Silver Tier

Invest $1,000+ and receive 2% bonus shares.

$2,500+ | Gold Tier

Invest $2,500+ and receive an exclusive VirZoom hoodie and 3% bonus shares.

$5,000+ | Platinum Tier

Invest $5,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZooms next title, and 4% bonus shares.

$10,000+ | Diamond Tier

Invest $10,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZoom's next title, a 30-minute call with CEO/Founder Eric Janszen, and 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

VirZOOM, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-5 Preferred Stock at $0.49/ share, you will receive 110 shares of Series A-5 Preferred Stock, meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS



Washington Post
Tired of biking in the gym? Virtual reality lets you cycle in Iceland, instead.

[View Article]



Forbes
I Worked Out In Virtual Reality For A Month And This Is What Happened

[View Article]



Mashable
VirZoom's mobile sensor uses Gear VR to turn normal bikes into VR workout machines

[View Article]

Techcrunch



VirZOOM mashes up VR, Fitbit and exercise bikes to bring vSports to the masses

View Article

Engaget



The future of fitness might be a VR-friendly exercise bike

View Article

Show More Press

ALL UPDATES

05.16.23

EU Patent Office grants VirZOOM patent



Figure 6 from our Virtual Reality Exercise Game patent

Hi Everyone,

I'm pleased to announce that the European Patent Office (EPO) notified us today that our core Virtual Reality Exercise Game patent application has been granted as a European Patent.

The U.S. patent was granted in 2019. This EU grant extends patent protection of our intellectual property to the second largest market for VR outside the U.S.

This patented tech differentiates VirZOOM's VR products by making it possible for us to create VR apps and games in which players can move themselves continuously and accurately through virtual worlds with minimal locomotion discomfort. Using this tech we can create VR games of various types, such as racing and arena battle games, that play more like real world sports.

This LinkedIn article explains the advantages in simple terms: The Metaverse Moves Forward: VirZOOM's New VR Motion Controls

Special recognition for this milestone goes to my Co-Founder & CTO Eric Malafeew for this amazing invention and for getting the patent grant process over the line in Europe.

05.12.23

VZfit Demographics

Active Users Per Age

Percent   Total


40%
30%
20%
10%
0%
13-17
18-24
25-34
35-44
45-54
55-64
65+

Hey Everyone,

Today I'd like to talk about demographics, specifically the age of our customers.

Here are the VZfit age demographic numbers:

- 16-24 years old: 13%
- 25-34 years old: 21%
- 35-44 years old: 30%
- 45-54 years old: 19%
- 55-64 years old: 11%
- 65+ years old: 6%

How does this compare to VR users overall?

- 16-24 years old: 34%
- 25-34 years old: 35%
- 35-44 years old: 26%
- 45-54 years old: 12%
- 55-64 years old: 6%
- 65+ years old: 2%

The data show that VZfit users tend to be older than VR users overall.

Here's the interesting part. This is the percentage of VZfit users per age group as compared to VR overall:

- 16-24 years old: 38%
- 25-34 years old: 59%
- 35-44 years old: 117%
- 45-54 years old: 160%
- 55-64 years old: 187%
- 65+ years old: 320%

Compared to VR users generally, VZfit is used by less than half the number of 16-44 year olds and more than three times as many 65+ year olds.

Surprised? There's a reason for this. VZfit...

1. Gives older users a way to explore the world without the hassle of traveling.
2. Lets formerly athletic users who still want to work out do so at their own pace.
3. Provides a unique exercise experience that meets a need that no real world form of exercise can.

Consider these VZfit reviews from older users, a sample of three out of 321 5-star reviews:

> **Incentive to exercise**
>
> At 84, my doctor has recommended that I do 45 minutes of vigorous exercise every day. VZfit solves the problem of a tedious imposition and turns it into an enjoyment. In fact, I look forward to the stationary bike ride every day.
>
> For me, this is the best VR exercise application that fulfills my requirement.
>
> Normally I do not care for subscription based apps, but this one is worth paying for. VzFit support is excellent with very fast response and the product is updated regularly with additions such as the monthly challenges.
>
> **Makes Exercise Fun**
>
> At 82 years old exercise can be lifesaving but also a task. VzFit has taken a daily, boring, 45 minutes on an

Elliptical machine to a fun ride in various parts of the world.

No, it's not technically perfect but the variety and beauty/interest of seeing actual scenery and cityscapes around the world is amazing.

I love the commented rides and have enjoyed many of the ingenious improvements made to the app over time. The associated games provide additional amusement although at my age competitive activities are mostly beyond me.

Overall, VZfit is a wonderful addition to my world and I hope they continue as a successful part of the VR world.

WOW LOVE VZ FIT

I am 69 and need to exercise for health. I always wanted to travel the world and could never do so. Now I can and want to exercise and go most anywhere on the globe I want to! LOVE LOVE ❤️

I'm a 62 year old living in VR via VZfit

What an awesome product, I can't express how I feel and how this app helps me. It allows me to cycle 2 hours of every day in the country of my choice, across this huge world of ours. I wake up wondering what I'll see next and what I'll experience on my daily adventures. I'm taking full advantage of this 21st century tech; in 2022 I cycled the long way round Iceland (2.5k). So far in 2023 I've cycled the long way round New Zealand, both islands South (2.6k) & North (3.1k). And now I'm cycling West along the great ocean road of Australia. Wow, amazing! Where to next?...where will you choose to go?

Loving This Ap into my 2nd Year

I am 68 years old and retired, but still active.

Six days a week with a headset with my own music, and a Quest 2 with VZfit, riding routes in cities that they provide, and routes that I have created, like my hometown that I haven't been back to in years.

VZPlay is TOTAL immersion, but in more of a CGI cartoon world,

VZfit uses Google Maps and you see the actual street and buildings that were there on its last Google Maps update.

I am in my second year with a VZfit subscription simply because morning exercises on an elliptical or indoor bike are kept enjoyable because of it.

The Customer Service is also an excellent added bonus.

As much as we love our older demographic, in order to expand the business we need to appeal to more of the 70% of VR users who are in the 16-34 age bracket. The new app we are creating cooperatively with a grant from a major VR player is designed to do just that. However, we don't plan to leave our older players behind.

How will we do that? Stay tuned! All shall be revealed in time.

--

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

VZfit enjoys an overall 4 out of 5-Stars Meta Quest Store rating. The breakdown as of May 10, 2023:

	# Reviews	% of Reviews
5-Stars	321	63%
4-Stars	62	12%
3-Stars	35	7%
2-Stars	34	7%
1-Stars	54	11%

05.08.23

Meet the VirZOOM Team

Here's the team that's hard at work on the exciting new, grant funded, cooperative development project mentioned in previous updates. The team has already made the first two milestones. Help us make our $200k milestone and invest today!



05.07.23

The Amazing VZfit Community



VZfit Google Street View image from Lake Titicaca, Peru

Hi Everyone!

Have you stopped by to see our Facebook VZfit community yet?

Over the years this community has grown from a few dozen members to over 3,000.

There's something really special about this community, as you'll see. The atmosphere is friendly and cooperative. Members help each other out and help us quite a bit, too. They report and describe product issues that let us constantly refine and improve VZfit. A subset of members make up our beta test group, where new releases are tried and tested.

More than anything it's a place where members share their excitement about a new place they've discovered on a ride they've taken.

VZfit offers hundreds of recommended rides curated by the VirZOOM team and over 4,000 rides created by VZfit users from over 10 million miles of roads mapped by Google Street View.

Here's how it works. You're wearing your Meta Quest headset. If you're on a stationary bike, you're pedaling your way through a 3D Street View scene. If you're standing and using the headset alone, you move yourself along the road with body movements. You stop along the way to take a picture of a scene that catches your eye. Then you can share those images to your personal Facebook page or to the VZfit group.

This integration of Street View images with Facebook is a unique feature of VZfit that takes full advantage of the power of both VR and social media to bring people together to share experiences.

Here are a few recent samples.

Ride around the Austrian Lakes





WitchyW001

Andulka's Three Alpine Lakes Austria

1 VZcals   0%
0.1 mi   47.75063, 13.41336

Transylvania, Romania



WitchyW001

Sklogw's Transylvania Romania
564 VZcals   22%
19.8 mi   46.16438, 25.21194

Cambridge, Massachusetts



LULU13903



You can capture and share video, too.

VZfit gives you a work out while exploring the world. The integration with Facebook lets our thousands of VZfit users share their experiences. Members also use the community page to arrange to meet up to ride together; up to five can ride and chat on any ride.

Big time credit for cultivating this lively and fun community goes to our COO Rob Collins, who among his many roles acts as our Community Manager.

I encourage you to swing by our Facebook VZfit community and see the VZfit community in action.

05.05.23

Virtual Reality Landscape



(Image credit: Marcus Kane/Sketchfab)

In our May 3rd update we announced that we'd received a content development grant from a major VR industry player. For confidentiality reasons we can't reveal who that player is, but we can review who all the players are to give you a clear picture of the industry landscape.

VirZOOM was founded in 2015. We launched our first VR Exercise Game products in June 2016 and we've partnered with several of the major VR players since then.

Our first VR games were distributed through the Steam game store for PC-based VR platforms Oculus Rift and HTC Vive. Later we also distributed our VR games through the Sony Playstation store for the Playstation VR (PSVR) headset. After that we shipped on the Microsoft Windows Mixed Reality (MR) headset, and sold a turnkey solution into commercial health clubs in partnership with Life Fitness, Samsung, Acer, and Intel.

We engaged with Google for a special project in 2017 that's been on pause ever since, awaiting a number of developments that need to happen in the evolution of VR tech before we can dust that off and bring it to market. In late 2018 we added the Oculus Go to our repertoire of VR platforms, followed by the Oculus Quest in early 2019.

Today two other major VR players compete with Meta Quest, including Taiwan-based HTC and China-based Pico. Pico is owned by ByteDance, the giant Chinese company that also owns TikTok. HTC's Elite XR is similar to, albeit smaller and lighter, than the Meta Quest Pro, while the Pico 4 is similar to the Meta Quest 2.

The VR industry wildcard is Apple. Apple has been developing a product with both Virtual Reality (VR) and

Augmented Reality (AR) capabilities for nine years. The Apple VR/AR headset is now expected to make its debut at WWDC 2023 in June. The product name is rumored to be Apple Reality Pro. The price is not known, but estimates put the initial price in the $3,000 range.

This recent article shows a rendering of the Apple Reality Pro. While some critics dislike the fact that the headset is tethered to an external battery, in my opinion this design addresses two of the largest VR product adoption barriers that face the industry today. One, consumers do not like the way a large goggles-like headset makes them look when it's hanging off their face. Two, consumers don't appreciate the strain of wearing a heavy headset; by removing the heaviest part of a headset, the battery, Apple is able to address both of these problems and make a headset that is both attractive and lightweight.

The Apple Reality Pro is rumored to work without hand controllers. If true, that will address the third most significant adoption barrier: consumers are turned off by the inconvenience of having to learn how to use not one but two hand controllers that are modeled on video game controllers, with an assortment of buttons, triggers, and joysticks to control menus and game play. Eliminate the controllers and that inconvenience goes away.

With respect to performance, Apple Reality Pro software will run on Apple's custom M3 chipset. The M3 has far more processing power than the Qualcomm XR2 chipset that the other VR industry players use. All that power can be used to deliver everything from hand controller-less operation to higher frame rates for a more immersive experience.

As a content developer, the most exciting new development that Apple can potentially bring to the VR industry is scale. While all of the other VR players need to build a brand from scratch to attract customers from the general population of consumers, Apple can sell its new MR product into an installed base of 1.5 billion active iPhone users.

With the advantage of being the world's premier consumer electronics brand and nine years of development work, Apple is poised to quickly take its place among the major VR industry players. If the $3,000 initial sticker price turns out to be accurate, that won't happen overnight. However, if the Pro follows the evolutionary path of the iPhone, Apple may dominate the market within a couple of years.

> In July 2007, barely 9 million Americans owned a smartphone – representing just 4 percent of the entire mobile market. Today (in 2012) nearly 110 million Americans own a smartphone and by the end of the year smartphone owners will become the new mobile majority in the U.S.
>
> *- 5 Years Later: A Look Back at the Rise of the iPhone*

With an Apple Reality Pro announcement expected in June, we won't have long to wait to find out.

Eric Janszen

Co-Founder & CEO

VirZOOM, Inc.

05.04.23

The VirZOOM team is growing!



I'm excited to announce the addition of Bhavin Patel to the team. As Director of Design for VirZOOM, Bhavin brings more than 20 years of Art, User Experience (UX), User Interface (UI), Director Level Project Management & Leadership to our latest product development project.

Bhavin has worked with members of our management team in the past and is well known for his strong abilities. He joined us in early April and has already made major contributions to the project. We're thrilled to have him aboard.

You can learn more about Bhavin from his LinkedIn profile here

---

05.03.23

VirZOOM receives content development grant



Great news! VirZOOM has been awarded $375,000 in grant funding from a major VR industry player to help finance the development of our next generation product.

The funding is non-dilutive, which means no shares are sold in connection with the grant.

This collaborative grant project is underway, giving us the opportunity to expand the resources we need to accelerate our product development plans.

The grant is specifically for a collaborative development project and is not an equity investment in the company to finance operating expenses. To fully finance the business plan, including product development and marketing, we have extended our campaign from April 30 to July 23 or until the maximum is raised, whichever comes first.

Thank you for the support that got us to this exciting milestone in VirZOOM's journey.

04.28.23

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the VirZoom offering. Here's an excerpt describing the specifics of the change:

VirZoom is extending their campaign end date and updating their financials

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

04.26.23

VirZOOM Metaverse Sports: Parts 1 & 2



04.07.23

Team creativity in action



VirZOOM could not have met this key funding milestone without the support of our 62 investors! We are super grateful for the support and confidence in our ability to execute on our mission: "To make an hour of in-home fitness feel like 20 minutes of fun."

In line with that mission, here's a preview of an exciting new feature we're working on for our flagship product VZfit.

In development for a future release we are marrying ChatGPT to AI voice generation to turn VZfit rides into voice guided tours.

Here's a possible implementation concept: ChatGPT has an API. Eleven Labs has human-sounding AI voices, also with an API. We query ChatGPT for interesting facts about certain locations along some of the 4,000 rides curated by VZfit users. The facts can be historical, geographical, geological, ecological, flora and fauna. ChatGPT's output is fed to Eleven Labs to produce a spoken description.

Say you're on Ride Across Italy. As you ride through Osmannoro in Voice Tour mode, you can hear this about the Battle of Gavinana in 1530.

Many of the 4,000 VZfit rides can be turned into voice guided tours among the 10 million miles of roads worldwide mapped by Google Street View.

A limited first version of this AI voice guided tour feature is in development for a future release. It would be quite difficult for anyone else to do this at all because today only our VZfit product has the necessary concept of point-to-point, lat-long courses already built into the app and only VZfit allows you to move continuously through Google Street View.

This feature will add a powerful new level of engagement in the Ride the World experience that VZfit offers.

If you haven't invested (or re-invested yet), you still have time – but don't miss your chance!

Show More Updates

 **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into VirZoom.

$249	**$500**	**$1,000**
STARTENGINE OWNER'S BONUS	BRONZE TIER	SILVER TIER
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.	Invest $500+ and receive 1% bonus shares.	Invest $1,000+ and receive 2% bonus shares.
Select	Select	Select

$2,500

GOLD TIER

Invest $2,500+ and receive an exclusive VirZoom hoodie and 3% bonus shares.

Select

$5,000

PLATINUM TIER

Invest $5,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZooms next title, and 4% bonus shares.

Select

$10,000

DIAMOND TIER

Invest $10,000+ and receive an exclusive VirZoom hoodie, 5 free copies of VirZoom's next title, early access to VirZoom's next title, a 30-minute call with CEO/Founder Eric Janszen, and 5% bonus shares.

Select

JOIN THE DISCUSSION

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EJ

Eric Janszen

VirZoom • 12 days ago

Hey Everyone, in our 05.04.23 update we announced that we've received a major grant for a cooperative content development project ...

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1 1

TW

Tom Wright 6 INVESTMENTS

11 days ago

Hey, that is fantastic!!! I bought shares in VirZoom during your last fund raise, and I plan to buy more shares during this fund raise!!...

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0

JI

Joseph Iallonardo

2 months ago

Hello. I previously asked a question about the motion technology that seems to be the main selling point. It was suggested that I try the ...

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2 0

EJ

Eric Janszen

VirZoom • 2 months ago

(Completing the answer above... exceeded length limit)

...

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0

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GJ

Guenadi Jilevski 42 INVESTMENTS

2 months ago

Is there any stock splits amd when? 2017 the stock price was 0.94 and valuation 8Mil. Now the price is 0.49 and valuation 45Mil. Please ...

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1 0

EJ

Eric Janszen

VirZoom • 2 months ago

Hi Guenadi, The $0.94 share price you refer to was from a Common

Hi Gundar. The $0.194 share price you refer to was from a common shares offering in 2017. A subsequent down-round in early 2018 ...

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↑ 0   ⚑

ZR **Zachary Ross**
2 months ago

Hello Eric,

...
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💬 2   ↑ 0   ⚑

ZR **Zachary Ross**
2 months ago

Thank you Eric. I sent you an email to what I surmise is your VirZOOM email address. I can be reached at chomsky66@gmail.com.

↑ 0   ⚑

View 1 more reply

JI **Joseph Iallonardo**
2 months ago

The VZFit uses a monthly or yearly subscription plan. I'm assuming, which means I could be wrong, that their other apps will use the same...
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💬 1   ↑ 0   ⚑

EJ **Eric Janszen**
VirZoom • 2 months ago

Hi Joseph,
...
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↑ 0   ⚑

JI **Joseph Iallonardo**
2 months ago

I'm trying out VRFit using meta quest 2. It seems that the main pitch is your proprietary technology that transforms live google images to ...
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💬 1   ↑ 0   ⚑

EJ **Eric Janszen**
VirZoom • 2 months ago

Hi Joseph,
...
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↑ 0   ⚑

KS **Keith Spurgeon**
2 months ago

I also still don't understand the long term benefits, if any, of investing. I look at the Q&A you suggested from start engine and the only thing I ...
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💬 1   ↑ 0   ⚑

EJ **Eric Janszen**
VirZoom • 2 months ago

Hi Keith, I'm working on an article to cover your questions and others we're receiving in the topic of equity crowdfunding. In the ...
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↑ 0   ⚑



Keith Spurgeon
2 months ago

The answer you provided helped a little. I understand about the early bird bonus. I still don't know what is meant by "5 free copies of ...
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 1    0



Eric Janszen ✓
VirZoom • 2 months ago

Yes by "title" we mean the new sport-like VR Exercise Game game we're working on. We haven't decided on the price yet so it's not ...
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 0



Keith Spurgeon
2 months ago

Greetings, I am new to this sort of investment and I have a few questions. If I understand correctly investing makes us part owners ...
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 2    0



Eric Janszen ✓
VirZoom • 2 months ago

Hi Keith. We're getting this question from quite a few investors so I'm drafting a piece about crowdfunding to cover your questions. ...
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 0

> View 1 more reply



Bryan Johnson
2 months ago

How is this different from holofit and Vzfit? Is it different in any way?

 1    0



Eric Janszen ✓
VirZoom • 2 months ago

Hi Bryan. Thanks for your question.
...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Direction: Images indicated are interspersed with video of Eric Janszen speaking.

In the beginning, there was the VR headset that you attached to a PC.

It was an expensive and complicated collection of parts. You had to be an engineer to put together.

[Image of PCVR]

Consumers said, No thanks. Only a few hundred thousand units were sold.

Then came the stand-alone, mobile VR headset

It was cheap, simple and easy to use.

[image of Meta Quest]

Consumers said, that's better, but what can I use it for?

Most of the applications that run on the headset are games. The consumer audience for VR today is primarily gamers.

[Games image]

There's a problem with that. Under the hood of the cheap, simple and inexpensive mobile VR headset is a smartphone.

[Smartphone image]

Mobile VR has a fraction of the memory and processing capacity of the previous generation of VR headsets that were connected to powerful PCs.

[Disassembled smartphone image]

The games are small. The graphics are poor compared to the near photorealism of PC video games.

[PC vs VR game images compared]

The primary target consumer, a gamer, said "Meh. My PC and Console games are better."

The result? Ten years after the first VR headsets were released, 27 million have been sold. Compare that to ten years after the first smartphones shipped: 1.5B were sold.

[VR and smartphone unit sales graphs]

What needs to happen to cause VR to take off? I'll tell you.

My name is Eric Janszen, co-founder and CEO of VirZOOM. I've worked in the high tech industry for over 40 years. I've run two VC-backed companies and ran a seed stage venture firm that saw 9 exits out of 21 investments, including two IPOs and sales to Cisco, EMC, and Microsoft. I've invested in dozens of companies as an Angel investor.

[Logos of Cisco, EMC, and Microsoft]

Here's the main thing I learned from the successes and failures.

Consumer adoption of new technologies like the smartphone and VR is driven by applications that solve a customer problem that could not be solved as well or at all by previous technologies.

[Statement in text]

The smartphone gave consumers access to literally hundreds of mobile applications that make their lives easier, from instant messaging and social media to Uber and Venmo.

[Logos of Facebook, Instagram, Uber, and Venmo]

Gamers as a VR consumer audience didn't have a problem that mobile VR can solve. Most prefer the length, depth, and graphics quality of video games on their PCs and consoles that mobile VR headsets simply can't deliver.

[image of Quest and PC with monitor]

But... there is a customer problem that VR can solve in a completely new and unique way: motivating exercise.

[Pic of unmotivated man on couch]

VR can immerse VR users in worlds that they react to physically, with body motion. The real world is replaced by an exciting fantasy world where they have to constantly move their body to keep up with the action. That's the idea behind VirZOOM.

But... to make this work, we had to find a way to let users use their body to move through virtual worlds freely and seemlessly without making them feel sick. That turns out to be the hardest problem to solve in VR.

[extract of Jeremy Bailenson quotation]

Enter Eric Malafeew, our Co-founder and CTO. Eric has degrees in mechanical engineering from Virginia Tech and MIT, and over 15 years of experience as technical lead on hugely popular titles such as Guitar Hero, Rock Band, and Dance Central. This unique combination of skills and experience equipped him to come up with a VR motion solution.

[Pic of Malafeew]

In 2016, a year after the company was founded, he filed our Virtual Reality Exercise Game patent that was granted in 2019. The VR Exercise Game was born.

[Graphic from patent]

Our first games employed the humble stationary bike as a VR Exercise Game controller. The faster you pedal the bike, the faster you move through the virtual world. You steer by leaning.

[Gif of adding sensor to bike]

We made obvious exercise games like cycling in VR, and also fantastical games that let you race F1 cars or fly a helicopter in a firefight, all under your own power and control.

[VZplay footage]

Customers reported playing the games was so much fun that they didn't notice they were getting a serious cardio workout. They called it the "workout without the work." The reviews from customers and the press were fantastic. We were featured on the Today show.

[VirZOOM on Today Show screenshot]

We'd used VR to solve a large and pervasive customer problem in a new and effective way.

But… a business problem remained. Not everyone has a stationary bike. Among the reported 16 million Meta Quest VR users we estimate that there are perhaps 160,000 who have both a Quest and a bike that we can sell to. The total available market for our first VR Exercise Games was relatively small.

[graphic of total available market]

All well and fine to have a patented solution to solve a big customer problem with a new technology but to make a great business out of it you need to be able to scale.

So last year in 2022 we came up with a way to reach all 16 million of them, a version of our VR Exercise Game technology that works without a bike.

[Gif of new games footage]

*Product shown is currently under development and not yet available on the market.

We filed a patent on it in August, developed prototypes, and in February 2023 launched a set of test games called Motion Labs on Meta's App Lab store.

[Motion Labs logo]

Now we're raising funds on StartEngine to finance the development of the world's first VR Exercise Game based on our new patent pending motion controls. We aim to reach a market that we estimate at 100 times the size of the market we could reach before.

To do this we need to modestly expand our already fantastic specialized team, and that's the primary use of funds from this campaign.

[Team picture]

I'm the largest single investor in the company with over $1.5M invested in cash and deferred salary. Over a dozen of our investors have invested more than eight times since the company since it was founded in 2015 to reach this stage.

We hope you join us for the exciting next phase of our evolution as a business.

[StartEngine and VirZOOM logos]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:31 PM 02/17/2023
FILED 03:31 PM 02/17/2023
SR 20230575104 - File Number 5675584

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VIRZOOM, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

VirZOOM, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is VirZOOM, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 13, 2015.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

1 : The name of this corporation is VirZOOM, Inc. (the "**Corporation**").

2 : The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3 : The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4 : The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,141,196 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 76,269,634 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

Of the authorized Preferred Stock, (i) 35,307,476 of such shares have been designated Series Seed 1 Preferred Stock, 0.0001 par value per share ("**Series Seed 1 Preferred Stock**"), (ii) 12,311,249 shares have been designated Series Seed 2 Preferred Stock, 0.0001 par value per share ("**Series Seed 2 Preferred Stock**"), (iii) 5,220,444 of such shares have been designated Series Seed 3 Preferred Stock, 0.0001 par value per share ("**Series Seed 3 Preferred Stock**"), (iv) 2,192,493 of such shares have been designated Series A-1 Preferred Stock, 0.0001 par value per share ("**Series A-1 Preferred Stock**"), (v) 5,245,667 of such shares have been designated Series A-2 Preferred Stock, 0.0001 par value per share ("**Series A-2 Preferred Stock**"), (vi) 3,138,395 of such shares have been designated Series A-3 Preferred Stock, 0.0001 par value per share ("**Series A-3 Preferred Stock**"), (vii) 2,348,618 of such shares have been designated Series A-4 Preferred Stock, 0.0001 par value per share ("**Series A-4 Preferred Stock**"), and (vii) 10,505,292 of such shares have been designated Series A-5 Preferred Stock, 0.0001 par value per share ("**Series A-5 Preferred Stock**"), each of such series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The term "Series Seed Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock and the Series Seed 3 Preferred Stock, as the context may permit or require. The term "Series A Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock, as the context may permit or require. The term "Preferred Stock" as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed Preferred Stock and Series A Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends</u>.

From and after the date of the issuance of (A) shares of Series Seed 1 Preferred Stock, dividends at the rate per annum of $0.01134 per share shall accrue on such shares of Series Seed 1 Preferred Stock, (B) shares of Series Seed 2 Preferred Stock, dividends at the rate per annum of

$0.01067 per share shall accrue on such shares of Series Seed 2 Preferred Stock, and (C) shares of Series Seed 3 Preferred Stock, dividends at the rate per annum of $0.01334 per share shall accrue on such shares of Series Seed 3 Preferred Stock (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock) (as applicable, the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series Seed Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. For purposes of this Amended and Restated Certificate of Incorporation, the "**Series Seed 1 Original Issue Price**" shall mean $0.18903 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 1 Preferred Stock. The "**Series Seed 2 Original Issue Price**" shall mean $0.17791 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 2 Preferred Stock. The "**Series Seed 3 Original Issue Price**" shall mean $0.22239 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 3 Preferred Stock. The "**Series Seed Original Issue Price**" shall mean (x) with respect to each share of Series Seed 1 Preferred Stock, the Series Seed 1 Original Issue Price, (y) with respect to each share of Series Seed 2 Preferred Stock, the Series Seed 2 Original Issue Price, and (z) with respect to each share of Series Seed 3 Preferred Stock, the Series Seed 3 Original Issue Price. For purposes of this Amended and Restated Certificate of Incorporation, the "**Series A-1**

Original Issue Price" shall mean $0.12850 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series A-2 Original Issue Price**" shall mean $0.25710 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock. The "**Series A-3 Original Issue Price**" shall mean $0.32130 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-3 Preferred Stock. The "**Series A-4 Original Issue Price**" shall mean $0.25710 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-4 Preferred Stock. The "**Series A-5 Original Issue Price**" shall mean $0.48190 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-5 Preferred Stock. The "**Series A Original Issue Price**" shall mean (v) with respect to each share of Series A-1 Preferred Stock, the Series A-1 Original Issue Price, (w) with respect to each share of Series A-2 Preferred Stock, the Series A-2 Original Issue Price, and (x) with respect to each share of Series A-3 Preferred Stock, the Series A-3 Original Issue Price. (y) with respect to each share of Series A-4 Preferred Stock, the Series A-4 Original Issue Price, and (z) with respect to each share of Series A-5 Preferred Stock, the Series A-5 Original Issue Price.

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales.

    1.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1.0) times the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or the Series A Original Issue Price (the "**Preference Rate**"), as applicable. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

    1.2   Distributions of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsections 1.1 and 1.2 is hereinafter referred to as the "Preferred Stock Liquidation Amount."

1.3   Deemed Liquidation Events.

1.3.1 Definition.   Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.3.2 Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 1.1 and 1.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 1.3.1(a)(ii) or 1.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Original Issue Price plus any dividends declared but unpaid thereon, as applicable to the holders of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 1.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

1.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

1.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 1.1 and 1.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 1.1 and 1.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 1.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2.   Voting.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

2.2   Election of Directors. The holders of record of the shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock and Series Seed 3 Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect one (1) director of the Corporation and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 2.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 2.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 2.2. The rights of the holders of the Series Seed Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Subsection 2.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which there are issued and outstanding less than 12,000,000 aggregate shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series Seed Preferred Stock).

2.3   Series Seed Preferred Stock Protective Provisions. At any time when at least 12,000,000 aggregate shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

2.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or consent to any of the foregoing;

2.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects or extinguishes the rights, preferences or privileges of the Series Seed Preferred Stock;

2.3.3 create, or authorize the creation of, any additional class or series of capital stock (or any security convertible into, or exchangeable into, such additional class or series of capital stock, including, without limitation, warrants and convertible debt securities) unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

2.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

2.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (iv) as approved by the Board of Directors;

2.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or

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statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000, other than working equipment leases, working capital loans or other bank lines of credit, or trade payables incurred in the ordinary course;

2.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

2.3.8 increase or decrease the authorized number of directors constituting the Board of Directors.

3. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of Common Stock.

3.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

3.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 3.2 and, if applicable, to receive payment of any dividends declared but unpaid thereon.

Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

3.3.4 Reserved.

3.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 Adjustments each Series Seed Conversion Price for Diluting Issues.

3.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Series Seed Original Issue Date" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection 3.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7 or 3.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

3.4.2 Reserved.

3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Original Issue Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the Series Seed Original Issue Price of such series of Series Seed Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Original Issue Price to an amount which exceeds the lower of (i) the Series Seed Original Issue Price of such series of Series Seed Preferred Stock as in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Original Issue Price of such series of Series Seed Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Original Issue Price pursuant to the terms of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Original Issue Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding

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automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Original Issue Price pursuant to the terms of Subsection 3.4.4, the Series Seed Original Issue Price of such series of Series Seed Preferred Stock shall be readjusted to such Series Seed Original Issue Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Original Issue Price provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Original Issue Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Original Issue Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Series Seed Original Issue Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Series Seed Original Issue Price of any series of Series Seed Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Series Seed Original Issue Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP$_2$" shall mean the applicable Series Seed Original Issue Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP$_1$" shall mean the applicable Series Seed Original Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP$_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP$_1$); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

    3.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   <u>Cash and Property</u>: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Original Issue Price pursuant to the terms of Subsection 3.4.4, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Preferred Stock Original Issue Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Preferred Stock Original Issue Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Preferred Stock Original Issue Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Preferred Stock Original Issue Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Stock Original Issue Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Stock Original Issue Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

3.8 <u>Adjustment for Merger or Reorganization, etc</u>. Subject to the provisions of <u>Subsection 2.3</u>, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not any particular series of the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by <u>Subsections 3.4</u>, <u>3.6</u> or <u>3.7</u>), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this <u>Section 3</u> with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 3</u> (including provisions with respect to changes in and other adjustments of the Preferred Stock Original Issue Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Preferred Stock Original Issue Price pursuant to this <u>Section 3</u>, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Preferred Stock Original Issue Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

3.10 <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

4.   Mandatory Conversion.

4.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $1.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 3.1.1. and (ii) such shares may not be reissued by the Corporation.

4.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common

Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5. Preferred Stock not Mandatorily Redeemable. The Shares of Preferred Stock shall not be mandatorily redeemable.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the S Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5 : Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6 : Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

7 : Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8 : Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9 : To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

11: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

12: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 10th day of February, 2023.

By: _Eric H. Janszen_
Eric Janszen
President and Chief Executive Officer

[Signature Page to A/R Charter]

Exhibit G to Form C

Test The Waters Materials





A MESSAGE FROM OUR CEO

Greetings from the Co-Founder and CEO of VirZOOM. This is your first email from me since the company was founded in 2015.

Over the years I've enjoyed reading literally hundreds of inspired reviews and comments from you about our products and team. Nothing thrills me more than a heartfelt account from a customer who has experienced life changing health and fitness benefits from our products or has had a great experience with a team member.

Excited as I am about that, I'm really charged up about the news I have for you now.

The team has taken everything we learned about VR and game design, since we shipped our first VR Exercise Games back in 2016, and came up with brand new VR motion controls. These controls take VR game play to a super immersive and exhilarating new level. Your body position moves you freely and continuously through virtual worlds using the VR headset alone. We think this new technology may change the VR industry forever, and it's so unique we filed a patent on it.

We've developed a set of test games called Motion Labs that use this new motion tech. If you have a Meta Quest 2, very soon you'll have the chance to try Motion Labs yourself. Stay tuned for an invitation to play in the coming weeks.
To help fund the development and marketing of the first of these new VR games for Meta Quest store listing, we'll soon offer shares in VirZOOM to the public. We will be offering these shares using a novel and fairly recent SEC regulation called Regulation Crowdfunding or RegCF.

So what does that mean for you?

Before RegCF only institutions and wealthy individuals could invest in private companies like VirZOOM. Now anyone can. Start-up investing has been democratized. We chose StartEngine for this crowdfunded shares offering. StartEngine is among the largest crowdfunding platforms in the world. They report over $650 million has been raised for startups and alternative assets on the StartEngine platform from more than 1 million users, and 40 StartEngine listed companies have experienced exits, either acquisition or IPO.

This is just a heads up for now. RegCF offerings are regulated by the SEC, and the regulations say I can't give you details until after the campaign is live. Look for the announcement of our RegCF campaign, with details, when it's launched soon. And keep an eye out for our Motion Labs announcement, too.

Exciting things are coming for VirZOOM this year. Thanks for being part of it.

All the best,

Eric Jasnzen

Co-Founder & Ceo

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



VZfit Team
56 JFK St Ste 3, Cambridge, MA 02343
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A MESSAGE FROM OUR CEO



Greetings from the Co-Founder and CEO of VirZOOM.

VirZOOM had a great 2022, with VZfit 2.0 launch pushing MRR up 28% over 2021. Thank you for your support over the years that helped crucially to get us here.

Excited as I am about 2022, I'm really charged up about the news I have for you now and what it bodes for 2023 and beyond.

The team has taken everything we learned about VR and game design, since we shipped our first VR Exercise Games back in 2016, and came up with brand new VR motion controls. These controls take VR game play to a super immersive and exhilarating new level. Your body position moves you freely and continuously through virtual worlds using the VR headset alone. We think this new technology may change the VR industry forever, and it's so unique we filed a patent on it.

We've developed a set of test games called Motion Labs that use this new motion tech. If you have a Meta Quest 2, very soon you'll have the chance to try Motion Labs yourself. Stay tuned for an invitation to play in the coming weeks.

To help fund the development and marketing of the first of these new VR games for Meta Quest store listing, we'll soon offer shares in VirZOOM to the public through a Regulation Crowdfunding or RegCF offering. We had great experiences raising funds on both Netcapital and Wefunder equity crowdfunding platforms for previous RegCF campaigns. We chose the StartEngine equity crowdfunding platform for this latest campaign to reach a large, new audience of potential investors. StartEngine is among the largest crowdfunding platforms in the world. They report over $650 million has been raised for startups and alternative assets on the StartEngine platform from more than 1 million users, and 40 StartEngine listed companies have experienced exits, either acquisition or IPO.

This is just a heads up for now. SEC regulations say I can't give you details until after a RegCF campaign is live. Look for the announcement of our new campaign, with details, when it's launched soon. And keep an eye out for our Motion Labs announcement, too.

Exciting things are coming for VirZOOM this year. Thanks for being part of it

All the best,

Eric Jasnzen

Co-Founder & Ceo



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

VIRZOOM

VZfit Team
56 JFK St Ste 3, Cambridge, MA 02343

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